UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2024

Forge Group, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	85-4184821
(State or other incorporation)	(I.R.S. Employer Identification No.)

P.O. Box 15033

Worcester, MA 01605

(Full mailing address of principal executive offices)

(202) 547-8700

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II

Use of Terms

Unless the context otherwise requires, as used in this report:

●

“ACIC Properties” or “ACP” refers to ACIC Consolidated Properties, LLC, a majority-owned subsidiary of FIC and the intermediate holding company for (i) 717 8th Street, LLC, (ii) 2805 M Street, LLC, and (iii) 810 5th Street, LLC, each of which directly own commercial real estate in the District of Columbia;

●	“the Company,” “we,” “us,” and “our” refer to Forge Group, Inc. and its consolidated subsidiaries;

●	“Department” means the District of Columbia Department of Insurance, Securities and Banking;

●	“ESOP” means our employee stock ownership plan;

●	“FIC” refers to Forge Insurance Company, a licensed property and casualty insurer, and its consolidated subsidiaries;

●	“FRM” refers to Forge Risk Management, Inc., a licensed property and casualty insurance producer;

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Undue reliance should not be placed on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes included elsewhere in this Form 1-SA. Some of the information contained in this discussion and analysis or set forth elsewhere in this Form 1-SA constitutes forward-looking information that involves risks and uncertainties. Please see Special Note Regarding Forward-Looking Statements for more information.

Overview

Forge Group, Inc. is a Pennsylvania corporation that was organized in 2021. References to the “Company”, “we”, “us”, and “our” refer to the consolidated group. On a stand-alone basis Forge Group, Inc. is referred to as the “Parent Company”. The consolidated group consists of the Parent Company, Forge Risk Management, Inc. (“FRM”), an insurance agency, and Forge Insurance Company (“FIC”), an insurance company. FIC is the majority owner (92.3%) of ACIC Consolidated Properties, LLC (“ACP”), a real estate holding company that has three wholly owned subsidiaries, 717 8th Street LLC, 2805 M Street LLC, and 810 5th Street LLC, each of which own commercial real estate in the District of Columbia. References to the Company’s financial information in this report is to the financial information for Forge Group, Inc., FIC, and FRM on a consolidated basis.

Through our wholly owned subsidiaries, we operate as a specialist commercial automobile insurance business. FIC was incorporated in the District of Columbia in 1938 and is rated B++ by A.M. Best. As of June 30, 2024, FIC was licensed as a property and casualty insurer in 32 states and the District of Columbia. FIC’s insurance products are marketed and distributed through FRM, its appointed insurance producer. FRM solicits business directly from customers and works with insurance agency sub-producers, referred to as “distribution partners”. As of June 30, 2024, FRM was licensed as a property and casualty insurance producer in 32 states and the District of Columbia. Through our wholly owned subsidiaries, we market and underwrite commercial automobile insurance products. We are focused on delivering these commercial automobile insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Historically, we have focused on the public automobile business class segment (“public auto segment”) within the commercial automobile insurance line. In the public auto segment, vehicles are used to transport passengers from one location to another. Specifically, we have historically focused on the following public auto sub-segments: taxi cabs, passenger sedans, golf carts, school vans, and other transportation vehicles. Recently, we have developed commercial auto insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business segment”).

For the six months ended June 30, 2024, we had net premiums written of $10.3 million, net premiums earned of $9.8 million, and net loss attributable to the Company of $0.4 million. For the six months ended June 30, 2023, we had net premiums written of $7.9 million, net premiums earned of $6.7 million, and net loss attributable to the Company of $0.6 million.

Principal Revenue and Expense Items

We derive our revenue primarily from premiums earned, net investment income and net realized gains (losses) from investments.

Gross and net premiums written

Gross premiums written is equal to direct and assumed premiums before the effect of ceded reinsurance. Net premiums written is the difference between gross premiums written and premiums ceded or paid to reinsurers (ceded premiums written).

Premium earned

Premium earned is the earned portion of our net premium written. Gross premium written includes all premium recorded by an insurance company during a specified policy period. Insurance premiums on property and casualty insurance contracts are recognized in proportion to the underlying risk insured and are earned ratably over the duration of the policies. At the end of each accounting period, the portion of the premium that is not yet earned is included in unearned premium and is realized as revenue in subsequent periods over the remaining term of the policy. Our policies typically have a term of twelve months. Thus, for example, for a policy that is written on July 1 of a given calendar year, one-half of the premiums would be earned in the calendar year in which the policy was written, and the other half would be earned in the following calendar year.

Net investment income and net realized gains (losses) on investments

We invest our surplus and the funds supporting our insurance liabilities (including unearned premiums and unpaid losses and loss adjustment expenses) in cash, cash equivalents, fixed maturity securities, equities, and real estate. Investment income includes interest and dividends earned on invested assets. Net realized gains and losses on invested assets are reported separately from net investment income. We recognize realized gains when invested assets are sold for an amount greater than their cost or amortized cost (in the case of fixed maturity securities) and recognize realized losses when investment securities are written down as a result of an other than temporary impairment (“OTTI”) or sold for an amount less than their cost or amortized cost, as applicable. Our portfolio of investment securities is managed internally.

Loss and loss adjustment expense

Loss and loss adjustment expenses represent the largest expense item and include: (1) claim payments made, (2) estimates for future claim payments and changes in those estimates for prior periods, and (3) costs associated with investigating, defending and adjusting claims.

Amortization of deferred policy acquisition costs and underwriting and administrative expenses

Expenses incurred to underwrite policies are referred to as policy acquisition expenses. Variable policy acquisition costs consist of commission expenses, premium taxes, and certain other underwriting expenses that vary with, and are primarily related to, the writing and acquisition of new and renewal policies. These policy acquisition costs are deferred and amortized over the effective period of the related insurance policies. Fixed policy acquisition costs, referred to herein as underwriting and administrative expenses, are expensed as incurred. These costs include salaries, technology software licensing and support, rent, office supplies, depreciation, and all other operating expenses not otherwise classified separately.

Income taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax basis of our assets and liabilities. A valuation allowance is provided when it is more likely than not that some or all the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.

Key Financial Measures

We evaluate our insurance operations by monitoring certain key measures of growth and profitability. In addition to reviewing our financial performance based on results determined in accordance with generally accepted accounting principles in the United States (GAAP), we utilize certain non-GAAP financial measures that we believe are valuable in managing our business and for comparison to our peers. These non-GAAP measures are written premium, loss and loss adjustment expense ratio, expense ratio, GAAP combined ratio, net premiums written to statutory surplus ratio, underwriting income (loss), net income (loss) and return on equity.

We measure growth by monitoring changes in gross premiums written and net premiums written. We measure underwriting profitability by examining loss and loss adjustment expense, underwriting expense, loss and loss adjustment expense ratio, expense ratio, GAAP combined ratio, and underwriting income (loss). We measure consolidated profitability by examining net income (loss).

Premiums written

Gross premiums written represent the premiums from policies written during the period, before taking into account any premiums ceded to reinsurers. Ceded premiums written represent the premiums ceded to reinsurers during the period. Net premiums written represent the premiums from policies written during the period, less any premiums ceded to reinsurers.

Loss and loss adjustment expense ratio

The loss and loss adjustment expense ratio is the ratio (expressed as a percentage) of losses and loss adjustment expenses incurred to premiums earned. We measure the loss ratio on an accident year and calendar year loss basis to measure underwriting profitability. An accident year loss ratio measures losses and loss adjustment expenses for insured events occurring in a particular year, regardless of when they are reported, as a percentage of premiums earned during that year. A calendar year loss ratio measures losses and loss adjustment expense for insured events occurring during a particular year and the change in loss reserves from prior accident years as a percentage of premiums earned during that year.

Expense ratio

The expense ratio is the ratio (expressed as a percentage) of underwriting expenses to premiums earned. As described in this report, we define underwriting expenses as policy acquisition costs and other operating expenses attributable to our insurance segment (net of service fee and other income). In calculating our underwriting expenses, we also include the following items: (i) depreciation and amortization expenses attributable to our insurance segment and (ii) rent expense (net of sublease income). The expense ratio measures our operational efficiency in producing, underwriting and administering our insurance business.

GAAP combined ratio

Our GAAP combined ratio is the sum of the loss and loss adjustment expense ratio and the expense ratio and measures our overall underwriting profitability. If the GAAP combined ratio is below 100%, we are making an underwriting profit margin. If the GAAP combined ratio is at or above 100%, we are not profitable without investment income and may not be profitable if investment income is insufficient.

Net premiums written to statutory surplus ratio

The net premiums written to statutory surplus ratio represents the ratio of net premiums written, after reinsurance ceded, to statutory surplus. This ratio measures our exposure to pricing errors in our current book of business. The higher the ratio, the greater the impact on surplus should pricing prove inadequate.

Underwriting income (loss)

Underwriting income (loss) measures the pre-tax profitability of our insurance operations. It is derived by subtracting loss and loss adjustment expense and underwriting expenses from earned premiums.

Net income (loss) and return on equity

We use net income (loss) to measure our profit and return on equity to measure our effectiveness in utilizing equity to generate net income. In determining return on equity for a given year, net income (loss) is divided by the beginning equity for that year.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires both the use of estimates and judgment relative to the application of appropriate accounting policies. We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions and that reported results of operations will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. Our critical accounting policies are more fully described in Item 2, Management Discussion and Analysis of Financial Condition and Results of Operations presented in our 2023 Annual Report and is incorporated by reference as if set forth herein. There have been no changes in our critical accounting policies since December 31, 2023.

Results of Operations

Our results of operations are influenced by factors affecting the commercial automobile insurance industry in general. The operating results of the United States commercial automobile insurance industry are subject to significant variations due to competition, weather, catastrophic events, regulation, general economic conditions, judicial trends, fluctuations in interest rates and other changes in the investment environment.

Our premium growth and underwriting results have been, and continue to be, influenced by market conditions. Pricing in the commercial automobile insurance industry has historically been cyclical. During a soft market cycle, price competition is more significant than during a hard market cycle and makes it difficult to attract and retain properly priced business, which has a negative effect on premium growth. A hard market typically has a positive effect on premium growth.

The major components of operating revenues and net income (loss) for the six months ended June 30, 2024 and 2023 are as follows:

	For the six months ended
	June 30,
(dollars in thousands)	2024	2023

Revenues
Net premiums earned	$9,803	$6,715
Income from real estate held for investment	1,102	1,112
Investment income, net of investment expense	805	725
Realized investment gains (losses), net	(339)	(126)
Unrealized gains (losses) on equity securities, net	347	604
Other income	18	110
Total revenues	11,735	9,140

Expenses
Loss and loss adjusting expense	5,852	4,192
Policy acquisition costs and other operating expenses	4,923	4,241
Depreciation and amortization	592	644
Interest expense	568	583
Other expenses	118	126
Total expenses	12,053	9,786

Income (loss) before income taxes	(318)	(646)
Income tax expense (benefit)	37	(30)
Net income (loss) attributable to noncontrolling interest	(2)	6
Net income (loss)	(353)	(622)
Total other comprehensive earnings (loss)	42	166
Comprehensive income (loss)	$(313)	$(450)

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Premiums

For the six months ended June 30, 2024, our gross premiums written were $11.1 million, compared to $8.5 million for the comparable period in 2023. This represents an increase of $2.6 million, or 31%, for the six months ended June 30, 2024, compared to the comparable period in 2023. The increase is primarily due to an increase in the number of active distribution partners. We define active distribution partners as those agencies that have submitted business that has been written by the Company. For the six months ended June 30, 2024, we had 166 active distribution partners compared to 77 for the comparable period in 2023. This represents an increase of 89, or 116%, for the six months ended June 30, 2024, compared to the comparable period in 2023.

For the six months ended June 30, 2024, we ceded to reinsurers $829 thousand of premiums written, compared to $668 thousand for comparable period in 2023. The increase in ceded premiums written is due to the increase in our direct premiums written. For the six months ended June 30, 2024 and June 30, 2023, ceded premiums written as a percentage of gross premiums written were 8%.

For the six months ended June 30, 2024, our net premiums written were $10.3 million, compared to $7.9 million for the comparable period in 2023. This represents an increase of $2.4 million, or 30%, for the six months ended June 30, 2024, compared to the comparable period in 2023. The increase is due to the increase in direct premiums written.

For the six months ended June 30, 2024, our net premiums earned were $9.8 million, compared to $6.7 million for the comparable period in 2023. This represents an increase of $3.1 million, or 46%, for the six months ended June 30, 2024 compared to the comparable period in 2023. Premiums are earned ratably over the term of the policy whereas premiums written are recorded on the effective date of the policy.

Income from real estate held for investment

Real estate assets held for the production of income, were $29.2 million as of June 30, 2024 and $29.5 million as of December 31, 2023. The Company’s real estate assets generated income of $1.1 million for both the six months ended June 30, 2024 and June 30, 2023.

Investment income and realized gains (losses)

Our investment portfolio, excluding real estate assets held for the production of income, is generally highly liquid and 90.0% and 88.1% of the fixed income portfolio consisted of readily marketable, investment-grade fixed-income securities as of June 30, 2024 and December 31, 2023, respectively. The remainder of the portfolio is generally comprised of unrated fixed income securities, preferred stocks, common stocks, and limited partnership interests in funds which primarily invest in small-capitalization public equities. Net investment income is primarily comprised of interest earned and dividends paid on these securities, net of related investment expenses, and excludes realized gains and losses.

For the six months ended June 30, 2024, net investment income was $805 thousand, compared to $725 thousand for the comparable period in 2023. This represents an increase of $80 thousand, or 11%, compared to the comparable period in 2023. This increase is primarily due to: (i) an increase in the average balance of fixed maturity securities and redeemable preferred stock for the six months ended June 30, 2024 compared to the comparable period in 2023 and (ii) higher yields available on more recently-purchased fixed maturity securities. Excluding real estate held for the production of income, cash and invested assets were $44.4 million and $43.3 million as of June 30, 2024 and December 31, 2023, respectively.

Unrealized gains (losses) on equity securities, net

For the six months ended June 30, 2024, net unrealized gains (losses) on equity securities were $0.3 million, compared to $0.6 million for the comparable period in 2023. This represents a decrease of $0.3 million compared to the comparable period in 2023. Changes in the value of our equity securities can be unpredictable from period-to-period, and generally track the overall performance of major U.S. stock indices.

Loss and loss adjusting expense

The table below details our unpaid losses and loss adjustment expenses (“LAE”) for the six months ended June 30, 2024 and 2023:

	June 30,
(dollars in thousands)	2024	2023

Unpaid losses and LAE at beginning of year:
Gross	$8,426	$8,480
Ceded	690	1,070
Net	7,736	7,410

Increase (decrease) in incurred losses and LAE:
Current year	5,970	4,247
Prior years	(118)	(55)
Total incurred	5,852	4,192

Loss and LAE payments for claims incurred:
Current year	2,010	1,300
Prior years	1,774	1,632
Total paid	3,784	2,932
Net unpaid losses and LAE at end of year	9,804	8,670

Unpaid losses and LAE at end of year:
Gross	10,842	9,936
Ceded	1,038	1,266
Net	$9,804	$8,670

Differences from the initial reserve estimates emerged as changes in the ultimate loss estimates were updated through the reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed and updated in light of additional information, and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is updated until all claims in a defined set are settled. As a small insurer with a narrow product portfolio, our loss and loss adjustment expense experience will ordinarily exhibit fluctuations from period-to-period. While management attempts to identify and react to systematic changes in the loss environment, management must also consider the volume of experience directly available to us and interpret any particular period’s indications with a realistic technical understanding of the reliability of those observations.

For the six months ended June 30, 2024, net losses and LAE incurred were $5.9 million, compared to $4.2 million for the comparable period in 2023. The calendar year loss and loss adjustment expense ratios were 59.7% and 62.4% for the six months ended June 30, 2024 and 2023, respectively. For the six months ended June 30, 2024, we experienced net favorable development relative to the December 31, 2023 reserve estimates of $118 thousand, primarily from the 2023 accident year. For the six months ended June 30, 2023, we experienced net favorable development relative to the December 31, 2022 reserve estimates of $55 thousand, primarily from the 2020 and 2021 accident years.

Policy acquisition costs and other operating expenses

For the six months ended June 30, 2024, our policy acquisition costs and other operating expenses totaled $4.9 million, compared to $4.2 million for the comparable period in 2023. This represents an increase of $0.7 million compared to the comparable period in 2022. The increase was primarily the result of higher commission expenses and other variable costs associated with higher premium revenue.

Expense ratio

Our expense ratio is calculated by dividing our underwriting expenses by net premiums earned. We use the expense ratio to evaluate the operating efficiency of our insurance operations.

For the six months ended June 30, 2024, our underwriting expenses were $5.1 million, comprised of (i) $4.9 million of policy acquisition costs and other operating expenses, (ii) $133 thousand of depreciation and amortization expense (primarily related to the amortization of intangible assets associated with our acquisition of FRM), (iii) $19 thousand of net lease expenses (lease expense net of sublease income), and (iv) offset by $18 thousand of service fee and other income. For the six months ended June 30, 2023, our underwriting expenses were $4.3 million, comprised of (i) $4.2 million of policy acquisition costs and other operating expenses, (ii) $134 thousand of depreciation and amortization expense (primarily related to the amortization of intangible assets associated with our acquisition of FRM), (iii) $24 thousand of net lease expenses (lease expense net of sublease income), and (iv) offset by $110 thousand of service fee and other income.

For the six months ended June 30, 2024, our expense ratio was 51.6% compared to 63.9% for the comparable period in 2023, which represents a decrease of 12.3%. The decrease is due primarily to growth in our premium revenue while focusing on managing our fixed costs. We expect our expense ratio to continue to decline over time as our premium revenue grows.

Underwriting results

The table below details our underwriting results for the six months ended June 30, 2024 and 2023.

	For the six months ended
	June 30,
(dollars in thousands)	2024	2023

Net premiums earned	$9,803	$6,715
Loss and loss adjusting expense	(5,852)	(4,192)
Underwriting expense	(5,058)	(4,288)
Underwriting income (loss)	$(1,106)	$(1,765)

Loss and loss adjustment expense ratio	59.7%	62.4%
Expense ratio	51.6%	63.9%
Combined ratio	111.3%	126.3%

Income tax expense (benefit)

We reported net income tax expense for the six months ending June 30, 2024 of $37 thousand, which is comprised of $16 thousand of deferred income tax benefit as a component of other comprehensive income and $53 thousand of state income tax expense, primarily related to the activities of our agency subsidiary, FRM. As a result of our net operating loss carryforwards, we reported no current federal income tax expense or benefit. We are in a net operating loss position with a full valuation allowance equal to the net deferred tax assets as of June 30, 2024 and December 31, 2023.

Financial Position

The major components of our assets and liabilities as of June 30, 2024 and December 31, 2023 are as follows:

	As of
	June 30,	December 31,
(dollars in thousands)	2024	2023

Assets
Investments and cash:
Fixed maturity, at fair value (amortized cost - $28,124 at June 30, 2024 and $29,004 at December 31, 2023)	$27,134	$27,970
Redeemable preferred stock, at fair value	1,392	1,363
Perpetual preferred stock, at fair value	562	562
Common stock, at fair value	2,010	1,691
Other invested assets	3,809	4,524
Real estate held for the production of income, net	29,237	29,543
Cash and cash equivalents	9,466	7,194
Total investments and cash	73,610	72,847

Accrued investment income	298	297
Premiums and reinsurance balances receivable	7,430	8,256
Ceded unearned premiums	104	71
Reinsurance balances recoverable on unpaid losses	1,038	690
Deferred policy acquisition costs, net of premium deficiency reserve	352	298
Deferred rent	2,400	2,356
Leases in place	2,407	2,512
Right-of-use asset, net	96	143
Goodwill and other intangibles	5,942	6,076
Other assets	1,952	2,005
Total assets	$95,629	$95,551

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjusting expenses	$10,842	$8,426
Unearned premiums	10,781	10,283
Reinsurance balances payable	13	36
Notes payable	25,976	26,325
Defined benefit plan	339	333
Accrued expenses	1,293	2,437
Operating lease liability	434	729
Other liabilities	559	1,107
Total liabilities	50,237	49,676

Mezzanine equity:
Preferred stock	-	-
Additional paid-in capital	5,227	5,227
Shareholders' equity:
Common stock	21	21
Treasury stock	(210)	(70)
Additional paid-in capital	16,604	16,604
Unearned employee stock ownership plan shares	(1,624)	(1,827)
Retained earnings	26,785	27,372
Accumulated other comprehensive income (loss), net of tax	(2,110)	(2,152)
Noncontrolling interest	699	700
Total equity	45,392	45,875
Total liabilities and equity	$95,629	$95,551

Unpaid losses and LAE

Our reserves for unpaid loss and LAE are summarized below:

	As of
	June 30,	December 31,
(dollars in thousands)	2024	2023

Case reserves	$7,148	$6,009
IBNR reserves	2,656	1,727
Net unpaid loss and LAE	9,804	7,736
Reinsurance recoverable on unpaid loss and LAE	1,038	690
Gross reserves for unpaid loss and LAE	$10,842	$8,426

Actuarial ranges

The selection of the ultimate loss is based on information unique to each line of business and accident year and the judgment and expertise of our actuary and management. The following table provides case and IBNR reserves for losses and loss adjustment expenses as of June 30, 2024 and December 31, 2023.

As of June 30, 2024
	Case	IBNR	Total
(dollars in thousands)	Reserves	Reserves	Reserves

Commercial auto liability	$6,948	$2,636	$9,584
Commercial auto physical damage	200	20	220
Total net amount	7,148	2,656	9,804
Reinsurance receoverables	10	1,028	1,038
Total gross amounts	$7,158	$3,684	$10,842

As of December 31, 2023				Actuarially Determined
				Range of Estimates
	Case	IBNR	Total
(dollars in thousands)	Reserves	Reserves	Reserves	Low	High

Commercial auto liability	$5,901	$1,707	$7,608	$6,055	$7,648
Commercial auto physical damage	108	20	128	78	142
Total net amount	6,009	1,727	7,736	6,133	7,790
Reinsurance receoverables	-	690	690	683	1,174
Total gross amounts	$6,009	$2,417	$8,426	$6,816	$8,964

On an annual basis, our independent actuary completes an actuarial review of our reserves. As part of this annual reserve review, our actuary determined a range of reasonable reserve estimates which reflect the uncertainty inherent in the loss reserving process. This range does not represent the range of all possible outcomes. We believe that the actuarially determined ranges represent reasonably likely loss and LAE estimates; however actual results could differ significantly from these estimates. The range was determined by line of business and accident year after a review of the output generated by the various actuarial methods utilized. The actuary reviewed the variance around the select loss reserve estimates for each of the actuarial methods and selected reasonable low and high estimates based on his knowledge and judgment. In addition, when selecting these low and high estimates, the actuary considered:

●	historical industry development experience in our business line;
●	historical company development experience;
●	the impact of court decisions on insurance coverage issues, which can impact the ultimate cost of settling claims;
●	changes in our internal claims processing policies and procedures; and
●	trends and risks in claim costs, such as risk that medical cost inflation could increase.

Our actuary is required to exercise a considerable degree of judgment in the evaluation of all of these and other factors in the analysis of our loss and LAE reserves, and related range of anticipated losses. Because of the level of uncertainty impacting the estimation process, it is reasonably possible that different actuaries would arrive at different conclusions. The method of determining the reserve range has not changed and the reserve range generated by our actuary is consistent with the observed development of our loss reserves over the last few years.

The width of the range in reserves arises primarily because specific losses may not be known and reported for some period and the ultimate losses paid and loss adjustment expenses incurred with respect to known losses may be larger than currently estimated. The ultimate frequency or severity of these claims can be very different than the assumptions we used in our estimation of ultimate reserves for these exposures.

Specifically, the following factors could impact the frequency and severity of claims, and therefore, the ultimate amount of loss and LAE paid:

●	the rate of increase in labor costs, medical costs, and material costs that underlie insured risks;
●	development of risk associated with our expanding producer relationships and our growth in new states or states where we currently have small market share; and
●	impact of changes in laws or regulations.

The estimation process for determining the liability for unpaid loss and LAE inherently results in adjustments each year for claims incurred (but not paid) in preceding years. Negative amounts reported for claims incurred related to prior years are a result of claims being settled for amounts less than originally estimated (favorable development). Positive amounts reported for claims incurred related to prior years are a result of claims being settled for amounts greater than originally estimated (unfavorable development). For the six months ended June 30, 2024, we experienced net favorable development on prior year reserves of $0.1 million.

Investments

Our fixed maturity and equity securities investments are classified as available-for-sale and carried at estimated fair value as determined by management based upon quoted market prices or a recognized pricing service at the reporting date for those or similar investments. Changes in unrealized investment gains or losses on our fixed maturity investments, net of applicable income taxes, are reflected directly in equity as a component of comprehensive income (loss) and, accordingly, have no effect on net income (loss). Changes in fair value of equity securities are recognized as a component of current earnings. Investment income is recognized when earned, and capital gains and losses are recognized when investments are sold, or other-than-temporarily impaired.

Fair values of interest rate sensitive instruments may be affected by increases and decreases in prevailing interest rates which generally translate, respectively, into decreases and increases in fair values of fixed maturity investments. The fair values of interest rate sensitive instruments also may be affected by the credit worthiness of the issuer, prepayment options, relative values of other investments, the liquidity of the instrument, and other general market conditions.

At June 30, 2024, our fixed maturity portfolio had net unrealized losses of $1.3 million compared to net unrealized losses of $1.3 million at December 31, 2023. The primary driver of the net unrealized loss position of our fixed maturity portfolio was the increase in prevailing interest rates during 2022.

The Company monitors the credit quality of its fixed income investments to assess if it is probable that the Company will receive its contractual or estimated cash flows in the form of principal and interest, in accordance with their terms. All fixed income securities in the investment portfolio continue to pay the expected coupon payments in accordance with the contractual terms of the securities. Credit-related impairments on fixed income securities that the Company does not plan to sell, and for which the Company is not more likely than not to be required to sell, are recognized in income before income taxes. Any non-credit related impairment is recognized in comprehensive income. Based on the Company’s analysis, the fixed income portfolio is of high credit quality, and it is believed it will recover the amortized cost basis of the fixed income securities.

Under current accounting standards, an Other-Than-Temporary-Impairment (“OTTI”) write-down of fixed maturity securities, where fair value is below amortized cost, is triggered by circumstances where (1) an entity has the intent to sell the security, (2) it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell the security before the recovery, an OTTI write-down is recognized in earnings equal to the difference between the security’s amortized cost and its fair value. If an entity does not intend to sell the security or it is more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, that is recognized in income before income taxes, and the amount related to all other factors, which is recognized in other comprehensive income. Impairment losses result in a reduction of the underlying investment’s cost basis.

The Company regularly evaluates its fixed maturity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the key factors used to determine whether a security is other-than-temporarily impaired:

●	The extent to which the fair value is less than cost,
●	The assessment of significant adverse changes to the cash flows on a fixed maturity investment,
●

The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, the issuer proposing a voluntary reorganization under which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value,

●	The probability that the Company will recover the entire amortized cost basis of the fixed income securities prior to maturity, or
●	The ability and intent to hold fixed maturities until maturity.

Quantitative and qualitative criteria are considered to varying degrees depending on the sector for which the analysis is being performed. The sectors are as follows:

Corporate securities

The Company performs a qualitative evaluation of holdings that fall below the price threshold. The analysis begins with an opinion of industry and competitive position. This includes an assessment of factors that enable the profit structure of the business (e.g., reserve profile for exploration and production companies), competitive advantage (e.g., distribution system), management strategy, and an analysis of trends in return on invested capital. Analysts may also review other factors to determine whether an impairment exists, including liquidity and asset value cash flow generation.

Municipal securities

The Company analyzes the screened impairment candidates on a quantitative and qualitative basis. This includes an assessment of the factors that may be contributing to an unrealized loss and whether the recovery value is greater or less than current market value.

Asset backed securities

The Company uses the “stated assumptions” analytic approach which relies on actual 6-month average collateral performance measures (voluntary prepayment rate, gross default rate, and loss severity) sourced through third party data providers or remittance reports. The analysis applies the stated assumptions throughout the remaining term of the transaction using forecasted cash flows, which are then applied through the transaction structure (reflecting the priority of payments and performance triggers) to determine whether there is a loss to the security (“Loss to Tranche”).

For all fixed maturity securities and redeemable preferred stock in an unrealized loss position on June 30, 2024 and December 31, 2023, the Company believes it is probable that it will receive all contractual payments in the form of principal and interest. In addition, the Company is not required to, nor does it intend to sell these investments prior to recovering the entire amortized cost basis for each security, which may be maturity. Accordingly, the fixed maturity securities and redeemable preferred stock in an unrealized loss position were not other-than-temporarily impaired on June 30, 2024 and December 31, 2023.

The schedule below summarizes the fair values of those fixed maturity securities and redeemable preferred stock in an unrealized loss position at June 30, 2024 and December 31, 2023. The schedule further classifies the securities based on the length of time they have been in an unrealized loss position.

(dollars in thousands)	As of June 30, 2024
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses
Fixed maturity securities:
U.S. government	$252	$(2)	$813	$(74)	$1,065	$(76)
Political subdivisions	401	(1)	1,718	(92)	2,119	(93)
Special revenue	491	(1)	5,520	(262)	6,011	(263)
Industrial and miscellaneous	5,028	(156)	4,037	(303)	9,065	(459)
Asset backed securities	-	-	898	(302)	898	(302)
Total fixed maturity securities	$6,172	$(160)	$12,986	$(1,033)	$19,158	$(1,193)
Redeemable preferred stock	-	-	1,041	(105)	1,041	(105)
Total temporarily impaired AFS securities	$6,172	$(160)	$14,027	$(1,138)	$20,199	$(1,298)

(dollars in thousands)	As of December 31, 2023
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses
Fixed maturity securities:
U.S. government	$364	$(4)	$532	$(84)	$896	$(88)
Political subdivisions	-	-	1,905	(92)	1,905	(92)
Special revenue	522	-	5,795	(260)	6,317	(260)
Industrial and miscellaneous	4,575	(110)	5,270	(357)	9,845	(467)
Asset backed securities	-	-	898	(302)	898	(302)
Total fixed maturity securities	$5,461	$(114)	$14,400	$(1,095)	$19,861	$(1,209)
Redeemable preferred stock	349	(1)	1,014	(118)	1,363	(119)
Total temporarily impaired AFS securities	$5,810	$(115)	$15,414	$(1,213)	$21,224	$(1,328)

Other Investments

In order to diversify its investment portfolio and improve expected returns, the Company has made non-controlling (typically less than 5%) investments in a number of unaffiliated, specialized equity investment vehicles (limited partnerships and one limited liability company), which are included in other invested assets. Such investments are broadly diversified and in the aggregate are about 5% of the Company’s investment portfolio. The limited partnerships generally limit or preclude redemptions within a period of time (the “lock-up” period, usually between one and three years) from the date of the investment. Subsequent to the expiry of any applicable lock-up periods, withdrawals or redemptions generally require between 30 to 90 days advance notice, with redemptions being permitted on dates varying from month-end to annually, but typically quarter end. The Company also holds an equity investment in Trustar Bank, a related entity.

The Company holds one limited partnership, EAS Investors I, LP, and one closely held equity interest, Stream-IT.app Inc., that do not produce audited GAAP financial statements. The Company determined that both investments were other than temporarily impaired in 2023 and recognized an impairment loss of $818 thousand. During the six months ended June 30, 2024, the Company determined that the Stream-IT.app Inc. investment was further impaired and recognized an additional impairment loss of $356 thousand, bringing the total impairment recognized on this investment to $500 thousand, the total amount of the initial investment. As of June 30, 2024, the carrying value of the Company’s investments in EAS Investors I, LP and Stream-IT.app Inc. were $203 thousand and $0, respectively.

Since, amongst other qualifying criteria, these other invested assets do not have a readily determined fair value, the Company values them applying the guidance of Accounting Standards Update Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, which, as a practical expedient, permits the fair value of investments within its scope to be measured on the basis of net asset value per share (or its equivalent).

On August 29, 2022, the Company’s Finance and Investment Committee approved an investment commitment of $2.5 million to Mutual Capital Investment Fund, LP (“MCIF”). The Company had a $2.0 million unfunded commitment to MCIF and a carrying value in the investment of $507 thousand as of June 30, 2024.

Deferred policy acquisition costs

Certain direct acquisition costs consisting of commissions, premium taxes and certain other direct underwriting expenses that vary with and are primarily related to the production of business are deferred and amortized over the effective period of the related insurance policies as the underlying policy premiums are earned. As of June 30, 2024 and December 31, 2023, deferred acquisition costs and the related unearned premium reserves, which does not include ceded unearned premiums, were as follows:

	As of	As of
(dollars in thousands)	June 30, 2024	December 31, 2023

Deferred policy acquisition costs, net	$352	$298
Unearned premium reserves	$10,781	$10,283

The method followed in computing deferred acquisition costs limits the amount of deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, loss and loss adjustment expenses, and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected loss and loss adjustment expenses, may require adjustments to deferred policy acquisition costs. If the estimation of net realizable value indicates that the deferred acquisition costs are not recoverable, they would be written off.

Income taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of our assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.

We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed continually as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets.

As of June 30, 2024 and December 31, 2023, we had no material unrecognized tax benefits or accrued interest and penalties. Federal tax years 2021 through 2023 are open for examination.

Other assets

As of June 30, 2024 and December 31, 2023, other assets totaled $2.0 million for each measurement date.

Right-of-use asset and operating lease liability

We lease three office suites, totaling 9,544 square feet, in Chevy Chase, Maryland under an operating lease that commenced July 1, 2016, and has an initial term expiring 15 years after commencement. The lease provides for a 2.5% annual increase in the base rent on the anniversary of the lease commencement date. The operating lease may be terminated, subject to penalties, effective June 30, 2025. We also have an option to extend the lease for one 5-year renewal term at the fair market rent as of the date of the renewal term commencement, which we will not exercise. In accordance with Topic 842, we have recorded an operating lease liability, representing the discounted present value of future lease payments and a right-of-use asset.

In 2017, we signed a sublease agreement to sublease 1,961 square feet of our office space in Chevy Chase, Maryland to another company. The sublease commenced on October 1, 2017, and was recently extended so that it expires June 30, 2025. This lease agreement provides for a 4.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

In 2021, we signed a sublease agreement to sublease 2,048 square feet of our office space in Chevy Chase, Maryland to another company. The sublease commenced on August 1, 2021, expires July 31, 2024, and provides for 4.5% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

On February 28, 2022, we entered into an agreement to sublease the remaining 5,535 square feet of space in Chevy Chase, Maryland. The sublease commenced on June 1, 2022, expires on May 31, 2025, and provides for 3.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

The Company has determined that it will exercise its early lease termination option, thereby reducing the term of the lease to June 30, 2025, and has given notice thereof to its landlord. No additional adjusting entries related to the early termination of this lease were required for the six months ended June 30, 2024. Previously, under the expectation that we would exercise our early termination option, we had reduced the amount of the operating lease liability to the net present value of contractually committed future lease payments and reduced the net value of our right-of-use asset to $0.

In 2022, we entered a new lease for one office suite, totaling 1,579 square feet, in Bethesda, Maryland. The operating lease commenced September 1, 2022, expires on January 31, 2026. The lease provides for a 3.25% annual increase in base rent on the anniversary of the lease commencement date.

The following summarizes the line items in the balance sheet which include amounts for operating leases as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024
	Operating
(dollars in thousands)	Lease	Sublease	Net

Right-of-use asset	$2,451	$(649)	$1,802
Accumulatied amortization	(1,683)	518	(1,165)
Impairment of RoU	(541)	-	(541)
Right-of-use asset, net	$227	$(131)	$96
Operating lease liability	$588	$(154)	$434

	As of December 31, 2023
	Operating
(dollars in thousands)	Lease	Sublease	Net

Right-of-use asset	$2,451	$(628)	$1,823
Accumulatied amortization	(1,592)	452	(1,140)
Impairment of RoU	(541)	-	(541)
Right-of-use asset, net	$318	$(176)	$142
Operating lease liability	$942	$(213)	$729

We had lease expense of $105 thousand and $106 thousand for the six months ended June 30, 2024 and 2023, respectively. In addition, we had sublease income of $86 thousand and $82 thousand for the six months ended June 30, 2024 and 2023, respectively, resulting in a net lease expense of $19 thousand and $24 thousand for the six months ended June 30, 2024 and 2023, respectively.

The components of lease expense and supplemental cash flow information related to leases as of June 30, 2024 and December 31, 2023 are as follows:

	June 30,	December 31,
(dollars in thousands)	2023	2023

Cash paid for leases	$-	$-
Remaining lease term (years)	2.00	2.50
Weighted average annual discount rate	3.50%	3.50%

	June 30,	December 31,
(dollars in thousands)	2024	2023

Sum of remaining payments	$606	$977
Less: imputed interest	(18)	(35)
Net present value of remaining payments	588	942
Less: net present value of sublease rent	(154)	(213)
Operating lease liability, net	$434	$729

Future minimum lease payments for the lease outlined above as of June 30, 2024 are as follows:

	Minimum	Sublease	Net
(dollars in thousands)	Commitments	Commitments	Commitments

2024	$196	$83	$113
2025	405	74	331
2026	5	-	5
2027	-	-	-
2028	-	-	-
Thereafter	-	-	-
	$606	$157	$449

Liquidity and Capital Resources

We generate sufficient funds from our operations and maintain a high degree of liquidity in our investment portfolio to meet the demands of claim settlements and operating expenses. The primary sources of funds are premium collections, investment earnings and maturing investments.

We maintain investment and reinsurance programs that are intended to provide sufficient funds to meet our obligations without forced sales of investments. We maintain a portion of our investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.

Cash flows from continuing operations for the six months ended June 30, 2024 and 2023 were as follows:

	For the six-months ended
	June 30,
(dollars in thousands)	2024	2023

Cash flows provided by (used in) operating activities	$1,687	$620
Cash flows provided by (used in) investing activities	1,354	(764)
Cash flows provided by (used in) financing activities	(769)	(545)
Net increase (decrease) in cash and cash equivalents	$2,272	$(689)

For the six months ended June 30, 2024, cash flows provided by operating activities totaled $1.7 million compared to $0.6 million for the six months ended June 30, 2023. The increase in cash flows from operating activities for the six months ended June 30, 2024 was favorably impacted by growth in premium revenue. Cash flows provided by investing activities totaled $1.4 million for the six months ended June 30, 2024, compared to $0.8 million of cash flows used in investing activities for the six months ended June 30, 2023. The cash flows provided by investing activities during the six months ended June 30, 2023 were largely the result of maturities of fixed maturity securities, augmented by cash from the sale of some investment positions classified as other investments. Due to the relatively high market interest rates available for cash relative to fixed maturity securities, the Company elected to hold more funds in cash rather than reinvest those funds in new fixed maturity securities for the six-month period ending June 30, 2024. For the six months ended June 30, 2024, cash flows used in financing activities totaled $769 thousand compared to $545 thousand for the six months ended June 30, 2023. The primary driver of this increased use of cash for financing activities was the Company’s purchase of 16,000 shares of Company stock for $140 thousand; the shares were placed into treasury stock.

Our principal source of liquidity will be dividend payments and other fees received from FIC and FRM. FIC is restricted by the insurance laws of District of Columbia as to the amount of dividends or other distributions it may pay to us. Under District of Columbia law, there is a maximum amount that may be paid by FIC during any twelve-month period. FIC may pay dividends to us after notice to, but without prior approval of the District of Columbia Department of Insurance, Insurance and Banking in an amount “not to exceed” the lesser of (i) 10% of the surplus as regards policyholders of FIC as reported on its most recent annual statement filed with the Department, or (ii) the statutory net income of FIC for the period covered by such annual statement. Dividends in excess of this amount are considered “extraordinary” and are subject to the approval of the Department.

FIC’s ability to pay dividends is subject to restrictions contained in the insurance laws of District of Columbia, which require that dividends be approved by the District of Columbia Department of Insurance prior to their payment. Prior to its payment of any dividend, FIC is required to provide notice of the dividend to the Department. This notice must be provided to the Department 30 days prior to the payment of an extraordinary dividend and 10 days prior to the payment of an ordinary dividend. The Department has the power to limit or prohibit dividend payments if FIC is in violation of any law or regulation. These restrictions or any subsequently imposed restrictions may affect our future liquidity.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital reserves.

Quantitative and Qualitative Information about Market Risk

Market Risk

Market risk is the risk that we will incur losses due to adverse changes in the fair value of financial instruments. We have exposure to three principal types of market risk through our investment activities: (i) interest rate risk, (ii) credit risk and (iii) equity risk. Our primary market risk exposure is to changes in interest rates. We have not entered, and do not plan to enter, into any derivative financial instruments for hedging, trading or speculative purposes.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our significant holdings of fixed rate investments. Fluctuations in interest rates have a direct impact on the fair value of these securities.

The average maturity of the debt securities in our investment portfolio at June 30, 2024, was 3.5 years. Our debt securities investments include U.S. government bonds, securities issued by government agencies, obligations of state and local governments and governmental authorities, and corporate bonds, most of which are exposed to changes in prevailing interest rates and which may experience moderate fluctuations in fair value resulting from changes in interest rates. We carry these investments as available for sale. This allows us to manage our exposure to risks associated with interest rate fluctuations through active review of our investment portfolio by our management and board of directors.

Fluctuations in near-term interest rates could have an impact on our results of operations and cash flows. Certain of these securities may have call features. In a declining interest rate environment these securities may be called by their issuer and replaced with securities bearing lower interest rates. If we are required to sell these securities in a rising interest rate environment, we may recognize losses.

As a general matter, we attempt to match the durations of our assets with the durations of our liabilities. Our investment objectives include maintaining adequate liquidity to meet our operational needs, optimizing our after-tax investment income, and our after-tax total return, all of which are subject to our tolerance for risk.

The table below shows the interest rate sensitivity of our fixed maturity investments measured in terms of fair value (which is equal to the carrying value for all of our investment securities that are subject to interest rate changes) as of June 30, 2024:

(dollars in thousands)	As of June 30, 2024
	Estimated
	Change in	Fair
Hypothetical Change in Interest Rates	Fair Value	Value

200 basis point increase	$(1,647)	$26,879
100 basis point increase	$(824)	$27,702
No change	$-	$28,526
100 basis point decrease	$823	$29,349
200 basis point decrease	$1,646	$30,172

Impact of Inflation

Inflation increases our customers’ needs for property and casualty insurance coverage due to the increase in the value of the property covered and any potential liability exposure. Inflation also increases claims incurred by property and casualty insurers as property repairs, replacements and medical expenses increase. These cost increases reduce profit margins to the extent that rate increases are not implemented on an adequate and timely basis. We establish property and casualty insurance premiums levels before the amount of losses and loss expenses, or the extent to which inflation may impact these expenses, are known. Therefore, we attempt to anticipate the potential impact of inflation when establishing rates.

Real Estate Held for the Production of Income

FIC owns 92.3% of ACIC Consolidated Properties, LLC (“ACIC Properties”), the intermediate holding company for 717 8th Street, LLC, 2805 M Street, LLC, and 810 5th Street, LLC. Through its wholly owned subsidiaries, ACIC Properties owns and leases three commercial real estate properties located in the District of Columbia. The properties are leased to tenants and the leases are primarily triple net with 10 to 20-year terms. The operations of ACIC Properties may be considered a separate business segment.

FIC has determined that ACIC Properties’ commercial leases should be treated as “operating leases” for purposes of GAAP, and operating lease income and expense is recognized on a straight-line basis over the life of the leases.

The properties are comprised of the following as of June 30, 2024 and December 31, 2023.

	June 30,	December 31,	Depreciable
(dollars in thousands)	2024	2023	lives (in years)

Land	$12,000	$12,000
Building and improvements	21,457	21,457	39
Leasehold/tenant improvements	931	931	15
Furniture, fixtures & equipment	1,081	1,081	7
Real estate held for the production of income	35,469	35,469
Accumulated depreciation	(6,232)	(5,926)
Real estate held for the production of income, net	$29,237	$29,543

Depreciation expense for the six months ended June 30, 2024 and 2023 was $306 thousand and $332 thousand, respectively.

810 5th Street, LLC, a wholly owned subsidiary of ACIC Properties, has a mortgage with a financial institution that matures in February 2036 and has a fixed interest rate of 4.15% per annum. A balloon payment of $9.1 million is due at maturity. The loan is secured by the property, held by 810 5th Street, LLC, and a replacement reserve of $102 thousand, which is held in escrow, and is not guaranteed by FIC. The replacement reserve is included in other receivables. The property held by 810 5th Street, LLC is leased to a single tenant, the District of Columbia, on a triple-net basis. The initial term of the lease expires in February 2036, at which time the tenant has an option to extend the term of the lease for an additional five years. Debt service payments equal to 95% of 810 5th Street, LLC’s net rental proceeds are due monthly. As of June 30, 2024 and 2023, monthly debt service payments were $127 thousand and $124 thousand, respectively. The mortgage balance outstanding at 810 5th Street, LLC as of June 30, 2024 and December 31, 2023 was $22.1 million and $22.4 million, respectively, before netting unamortized finance costs of $1.0 million and $1.1 million, respectively.

In addition to the mortgage at 810 5th Street, LLC, ACIC Properties, through its wholly owned subsidiaries 717 8th Street, LLC and 2805 M Street, LLC, has two commercial lines of credit with the same financial institution that mature in November 2025. The Company plans to refinance these loans before maturity. The commercial lines of credit are secured by the properties held by 717 8th Street, LLC and 2805 M Street, LLC and are not guaranteed by FIC. The properties held by 717 8th Street, LLC and 2805 M Street, LLC are leased to a commercial tenants on a triple-net basis. As of June 30, 2024 and 2023, the interest rate for both commercial lines of credit was 4.25% per annum. The interest rate for both commercial lines of credit is fixed at 4.25% until November 2025. For the six months ending June 30, 2024 and 2023, monthly debt service payments for these commercial lines of credit were $35 thousand. The outstanding balance on the commercial lines of credit as of June 30, 2024 and December 31, 2023 was $4.9 million and $5.0 million, respectively, before netting unamortized finance costs of $10 thousand and $14 thousand, respectively.

Finance costs incurred are being amortized over the terms of the mortgage and commercial lines of credit. Interest expense included $47 thousand of amortized finance costs for the six months ended June 30, 2024 and 2023.

Deferred rent (on real estate held for the production of income)

Deferred rent on leased assets represents the cumulative difference between the actual cash receipts for rent and the rental income recorded in the financial statements, which is calculated on a straight-line basis. Deferred rent as of June 30, 2024 and December 31, 2023 was $2.4 million and $2.3 million, respectively.

Long-term debt maturity is summarized as follows:

	June 30,	December 31,
(dollars in thousands)	2024	2023

Current maturity	$858	$810
Current portion of unamortized finance costs	(94)	(94)
Current maturity, net of unamortized finance costs	764	716
Long-term maturity	26,145	26,589
Unamortized finance costs, net of current portion	(933)	(980)
Long-term maturity, net of unamortized finance costs	25,212	25,609
Notes payable	$25,976	$26,325

Long-term debt maturities as of June 30, 2024, for the twelve-month periods ending June 30, were as follows:

(dollars in thousands), for the twelve-month period ending June 30

2026	$5,369
2027	793
2028	877
2029	966
Thereafter	18,140
Total long-term maturities	26,145
Unamortized finance costs, net of current portion	(933)
Long-term maturity, net of unamortized finance costs	$25,212

Future rental income from non-cancelable operating leases as of June 30, 2024, for the twelve-month period ending June 30, were as follows:

(dollars in thousands), for the twelve-month period ending June 30

2025	$1,984
2026	2,195
2027	2,252
2028	2,213
2029	1,948
Thereafter	13,649
Future rental income from non-cancellable operating leases	$24,241

In conjunction with the acquisition of the real estate, the following lease assets and liabilities were acquired and are being amortized throughout the remaining terms of the leases as follows:

	June 30,	December 31,
(dollars in thousands)	2024	2023

Acquired leases	$4,164	$4,164
Accumulated amortization, acquired leases	(1,757)	(1,652)
Acquired leases, net of accumulated amortization	$2,407	$2,512

Amortization expense for the six months ending June 30, 2024 and 2023 was $105 thousand and $132 thousand, respectively.

ITEM 2. OTHER INFORMATION

None

ITEM 3. FINANCIAL STATEMENTS

Unaudited Consolidated Forge Group, Inc.

Condensed Consolidated Balance Sheets as of June 30, 2024 (unaudited) and December 31, 2023

Condensed Consolidated Statements of Earnings and Comprehensive Earnings (unaudited) for the six months ended June 30, 2024 and 2023

Condensed Consolidated Statements of Stockholders’ Equity (unaudited) for the six months ended June 30, 2024 and 2023

Condensed Consolidated Statements of Cash Flows (unaudited) for the six months ended June 30, 2024 and 2023

Notes to Unaudited Condensed Consolidated Financial Statements

Forge Group, Inc. and Subsidiaries
Consolidated Financial Statements

Periods Ended June 30, 2024 and December 31, 2023

Forge Group, Inc. and Subsidiaries

Consolidated Financial Statements

Periods Ended June 30, 2024 and December 31, 2023

Forge Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
Periods Ended June 30, 2024 and December 31, 2023

	As of
	June 30,	December 31,
	2024	2023
	(Unaudited)
Assets
Investments and cash:
Fixed maturity securities, at fair value (amortized cost of $28,123,914 and $29,004,152, at June 30, 2024 and December 31, 2023, respectively)	$27,133,783	$27,970,077
Redeemable preferred stock, at fair value	1,392,429	1,363,140
Perpetual preferred stock, at fair value	561,636	561,837
Common stock, at fair value	2,009,915	1,691,319
Other invested assets	3,809,083	4,524,103
Real estate held for the production of income, net	29,236,948	29,543,083
Cash and cash equivalents	9,235,896	6,967,957
Restricted cash	230,096	226,400
Total investments and cash	73,609,786	72,847,916
Accrued investment income	298,102	296,547
Premium and reinsurance balances receivable	7,429,661	8,255,677
Ceded unearned premiums	104,380	70,565
Reinsurance balances recoverable on unpaid losses	1,038,200	690,000
Deferred policy acquisition costs	351,452	297,639
Deferred rent	2,400,096	2,355,519
Leases in place	2,407,016	2,512,433
Right-of-use asset, net	96,068	142,670
Goodwill and other intangibles	5,942,416	6,076,042
Other assets	1,951,705	2,005,700
Total assets	$95,628,882	$95,550,708

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$10,842,523	$8,425,518
Unearned premium	10,780,955	10,282,603
Reinsurance balances payable	12,806	36,306
Accrued expenses	1,292,895	2,436,626
Notes payable	25,976,628	26,324,755
Defined benefit plan unfunded liability	338,921	333,127
Operating lease liability, net	433,822	728,987
Other liabilities	558,891	1,108,487
Total liabilities	50,237,441	49,676,409
Mezzanine equity:
Preferred stock, without par value, authorized 1,000,000 shares, 550,000 shares outstanding at June 30, 2024 and December 31, 2023	-	-
Additional paid-in capital	5,227,000	5,227,000
Stockholders' equity
Common stock, $0.01 par value, authorized 10,000,000 shares, with 2,044,149 shares issued and outstanding at June 30, 2024 and 2,050,232 shares issued and outstanding at December 31, 2023.	20,669	20,570
Treasury stock	(210,049)	(70,049)
Additional paid-in capital	16,604,059	16,603,712
Unearned employee stock ownership plan shares	(1,623,600)	(1,826,550)
Retained earnings	26,785,186	27,371,682
Accumulated other comprehensive loss, net of tax	(2,110,393)	(2,152,417)
Non-controlling interest	698,569	700,351
Total equity	45,391,441	45,874,299

Total liabilities and equity	$95,628,882	$95,550,708

Forge Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Earnings and Comprehensive Earnings (Unaudited)
For the Six Months Ended June 30, 2024 and 2023

	For the six months ended
	June 30,	June 30,
	2024	2023
Revenues
Net premiums earned	$9,802,959	$6,715,168
Income from real estate held for investment	1,101,609	1,111,770
Net investment income	804,522	724,693
Net realized investment gains (losses)	(339,486)	(125,867)
Net unrealized gains (losses) on equity securities	347,297	604,216
Service fee and other income	17,612	110,192
Total revenues	11,734,513	9,140,172
Expenses
Losses and loss adjustment expenses	5,851,682	4,192,015
Policy acquisition costs and other operating expenses	4,922,655	4,240,822
Depreciation and amortization	592,357	644,423
Real estate operating expense	98,552	102,306
Interest expense on debt	568,022	583,122
Lease expense	105,036	105,765
Sublease income	(85,795)	(81,994)
Total expenses	12,052,509	9,786,459

Loss before income taxes	(317,996)	(646,287)

Income tax expense (benefit)
Deferred income tax expense (benefit)	36,532	(30,165)
Total income tax expense (benefit)	36,532	(30,165)

Net Loss	(354,528)	(616,122)

Net loss (gain) attributable to non-controlling interest	1,782	(5,748)

Net loss attributable to Forge Group Inc.	(352,746)	(621,870)

Other comprehensive income (loss), net of tax
Unrealized gains and losses on investments:
Unrealized holding (losses) gains on AFS securities arising during the period, net of income tax expense (benefit) of ($11,171) and ($44,216), respectively	6,341	94,836
Reclassification adjustment for losses (gains) included in net income, net of income tax (benefit) expense of $9,485 and $17,198, respectively	35,683	71,502
Total other comprehensive (loss) income	42,024	166,338
Comprehensive (loss) income	$(312,504)	$(449,784)

Earnings per share:
Basic:
Basic net (loss) earnings per share	$(0.17)	$(0.30)
Diluted:
Diluted net (loss) earnings per share	$(0.13)	$(0.22)

Weighted average number of common shares outstanding:
Basic	2,047,191	2,050,000
Diluted	2,649,065	2,738,333

Forge Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Stockholders’ Equity (Unaudited)
For the Six Months Ended June 30, 2024 and 2023

	Preferred stock	Preferred stock Additional paid-in capital	Common stock	Common Stock Additional paid-in capital	Unearned employee stock ownership plan shares	Treasury Stock	Retained earnings	Accumulated other comprehensive (loss) income	Non-controlling interest	Total equity

Balance January 1, 2023	$-	$5,227,000	$20,500	$16,170,962	$(1,826,550)	$-	$28,442,689	$(2,810,215)	$707,546	$45,931,932
Net (loss) gain attributable to Forge Group Inc.	-	-	-	-	-	-	(621,870)	-	-	(621,870)
Unrealized holding (losses) gains on AFS securities arising during the period, net	-	-	-	-	-	-	-	94,836	-	94,836
Reclassification adjustment for (losses) gains included in net income	-	-	-	-	-	-	-	71,502	-	71,502
Issuance of shares, net of expenses	-	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	255,492	-	-	-	-	-	255,492
Dividends incurred on preferred stock	-	-	-	-	-	-	(233,750)	-	-	(233,750)
Net (loss) gain attributable to non-controlling interest	-	-	-	-	-	-	-	-	5,748	5,748
Balance June 30, 2023	$-	$5,227,000	$20,500	$16,426,454	$(1,826,550)	$-	$27,587,069	$(2,643,877)	$713,294	$45,503,890

Balance January 1, 2024	$-	$5,227,000	$20,570	$16,603,712	$(1,826,550)	$(70,049)	$27,371,682	$(2,152,417)	$700,351	$45,874,299
Net (loss) gain attributable to Forge Group Inc.	-	-	-	-	-	-	(352,746)	-	-	(352,746)
Unrealized holding (losses) gains on AFS securities arising during the period, net	-	-	-	-	-	-	-	6,341	-	6,341
Reclassification adjustment for (losses) gains included in net income	-	-	-	-	-	-	-	35,683	-	35,683
Defined benefit plan, net of income tax expense	-	-	-	-	-	-	-	-	-	-
Issuance of shares, net of expenses	-	-	99	(99)	-	-	-	-	-	-
Buyback of Shares - placed into treasury stock	-	-	-	-	-	(140,000)	-	-	-	(140,000)
Distribution of employee stock ownership plan shares	-	-	-	(202,950)	202,950	-	-	-	-	-
Share-based compensation	-	-	-	203,396	-	-	-	-	-	203,396
Dividends incurred on preferred stock	-	-	-	-	-	-	(233,750)	-	-	(233,750)
Net (loss) gain attributable to non-controlling interest	-	-	-	-	-	-	-	-	(1,782)	(1,782)
Balance June 30, 2024	$-	$5,227,000	$20,669	$16,604,059	$(1,623,600)	$(210,049)	$26,785,186	$(2,110,393)	$698,569	$45,391,441

Forge Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the Six Months Ended June 30, 2024 and 2023

	For the six months ended
	June 30,	June 30,
	2024	2023
Cash flows from operating activities:
Net loss attributable to Forge Group	$(352,746)	$(621,870)
Adjustments to reconcile net loss to net cash provided by operating activities:
Net realized capital loss on investments	339,486	125,867
Net unrealized gains on equity securities	(347,297)	(604,216)
Depreciation of property and equipment	306,135	331,864
Amortization of intangibles	133,625	133,625
Deferred income taxes, net	(11,171)	(54,216)
Net amortization of premiums and discounts on investments	(89,237)	60,206
Amortization on acquired leases and finance costs	152,597	178,934
Interest expense	(1,369)	(1,952)
Non-controlling interest	(1,782)	(5,748)
Changes in assets and liabilities which provided (used) cash:
Premiums and reinsurace balances receivable	826,016	(683,342)
Deferred policy acquisition costs	(53,813)	(39,588)
Ceded unearned premiums	(33,815)	(52,194)
Reinsurance balances payable	(23,500)	(49,122)
Reinsurance balances recoverable on unpaid losses	(348,200)	(196,035)
Accrued investment income	(1,555)	29,772
Deferred rent	(44,577)	(79,220)
Right-of-use asset, net	46,602	2,130
Other assets	53,995	(975,183)
Unpaid losses and loss expenses	2,417,005	1,456,019
Unearned premiums	498,352	1,214,975
Accrued expenses and other liabilities	(1,488,571)	499,447
Operating lease liability	(295,165)	(68,217)
Defined benefit plan unfunded liability	5,794	17,883
Net cash provided by operating activities	1,686,809	619,819
Cash flows from investing activities:
Purchases of:
Fixed maturity securities and redeemable preferred stock, available for sale	(682,917)	(2,307,324)
Common stock and perpetual preferred stock	(112,290)	(425,090)
Other invested assets	-	(327,500)
Proceeds from sales, maturities and calls of:
Fixed maturity securities and redeemable preferred stock, available for sale	1,587,198	1,438,380
Common stock and perpetual preferred stock	1,251	832,987
Other invested assets	560,641	24,398
Net cash provided by (used in) investing activities	1,353,883	(764,149)
Cash flows from financing activities:
Purchase of treasury stock	(140,000)	-
Dividends paid to preferred stock owners	(233,750)	(233,750)
Repayments of borrowed funds	(395,307)	(310,782)
Net cash used in financing activities	(769,057)	(544,532)

Net increase (decrease) in cash and cash equivalents	2,271,635	(688,862)
Cash and cash equivalents at beginning of year	7,194,357	6,567,956
Cash and cash equivalents at end of period	9,465,992	5,879,094
Dividends paid to preferred stock owners
Cash and cash equivalents	9,235,896	5,658,821
Restricted cash	230,096	220,273
Cash, cash equivalents and restricted cash	$9,465,992	$5,879,094

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 – Description of Business

Forge Group, Inc. is a Pennsylvania corporation that was organized in 2021. References to the “Company”, “we”, “us”, and “our” refer to the consolidated group. On a stand-alone basis Forge Group, Inc. is referred to as the “Parent Company”. The consolidated group consists of the Parent Company, Forge Risk Management, Inc. (“FRM”), an insurance agency, and Forge Insurance Company (“FIC”), an insurance company that is the majority owner (92.3%) of ACIC Consolidated Properties, LLC (“ACP”), a real estate holding company that has three wholly owned subsidiaries, 717 8th Street LLC, 2805 M Street LLC, and 810 5th Street LLC.

The Company operates as a specialist property and casualty insurance business. FIC was incorporated in the District of Columbia in 1938. As of June 30, 2024, FIC is licensed as a property and casualty insurer in 32 states and the District of Columbia. FIC’s principal business consists of underwriting commercial automobile insurance products targeted to small business owners and operators. Historically, FIC has focused on the public automobile business class segment within the commercial automobile insurance line. Vehicles within the public automobile business class segment are used to transport passengers from one location to another. In this business class segment, operation of the commercial vehicle is generally the primary source of business revenue. Specifically, FIC has historically underwritten insurance for the following public automobile business classes: taxi cabs, passenger sedans, golf carts, school vans, and other light transportation vehicles. FIC has developed commercial auto insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business class segment”). FIC’s products are marketed and distributed through FRM, its appointed insurance producer. FRM solicits business directly from customers and works with insurance agency sub-producers, referred to as “distribution partners”. As of June 30, 2024, FRM is licensed as a property and casualty insurance producer in 32 states and the District of Columbia.

Note 2 – Basis of Presentation and Accounting Policies

Basis of Presentation

The accompanying Unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and are unaudited. Accordingly, they do not include all the disclosures required by GAAP for complete financial statements. As such, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s Annual Report on Form 1-K, for the year ended December 31, 2023. Management believes that the disclosures are adequate to make the information presented not misleading, and all normal and recurring adjustments necessary to present fairly the financial position as of June 30, 2024 and the results of operations of the Company and its subsidiaries for all periods presented have been made. All significant intercompany transactions and account balances have been eliminated in consolidation.

Principles of Consolidation

The consolidated financial statements consist of Forge Group, Inc. and its wholly owned subsidiaries: FRM and FIC (as well as FIC’s majority owned subsidiary, ACP). All significant intercompany transactions and account balances have been eliminated in consolidation.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Revenue Recognition

Net Premiums Earned

Insurance policies issued by the Company are short-duration contracts. Accordingly, premium revenues, net of premiums ceded to reinsurers, are recognized as earned in proportion to the amount of insurance protection provided, on a daily pro rata basis over the terms of the underlying policies. Unearned premiums represent premiums applicable to the unexpired portions of in-force insurance contracts at the end of the year.

The Company recognizes a premium deficiency reserve when the sum of expected claim costs and claim adjustment expenses, unamortized acquisition costs and maintenance costs exceed related unearned premiums. Accordingly, there was no premium deficiency reserve required as of June 30, 2024 or December 31, 2023. The Company anticipates investment income, if applicable, as a factor in the premium deficiency reserve evaluation.

Income from real estate held for investment

The Company accounts for leases in accordance with GAAP, which often requires significant judgment due to complex provisions. The two primary criteria that are used to classify transactions as sales-type or operating leases are (1) whether the lease term is equal to or greater than 75% of the economic life of the building and (2) whether the present value of the minimum lease payments is equal to or greater than 90% of the fair market value of the equipment at lease inception. ACP’s leases are all considered to be “operating leases.” Operating lease income and expense is recognized on a straight-line basis over the life of the lease.

Unpaid Losses and Loss Adjustment Expenses (“LAE”)

Unpaid losses and LAE represent the Company’s best estimates of the ultimate cost of all reported and unreported losses that are unpaid as of the balance sheet dates. The unpaid losses and LAE are estimated on an undiscounted basis, using individual case-basis valuations, statistical analyses, and various actuarial reserving methodologies. The projection of future claims payments and reporting thereof is based on an analysis of the Company’s historical experience, supplemented by an analysis of industry loss data. Unpaid losses and LAE include the net amount for claims, after deducting anticipated salvage and subrogation, which have been reported and are unpaid at the statement date, as well as a provision for claims incurred but not reported at the statement date. The Company believes that the unpaid losses and LAE are adequate to cover the ultimate cost of losses and claims to date; however, because of inherent uncertainty, including changes in reporting patterns, claims settlement patterns, judicial decisions, legislation, and economic conditions, actual loss experience may not conform to the assumptions used in determining the estimated amounts for such liability at the statement date. Adjustments to these estimates are reflected in loss and loss adjustment expense in the period in which the estimates are changed. Because of the nature of the business historically written, the Company believes that it has no exposure to environmental claim liabilities.

Reinsurance

In the ordinary course of business, the Company seeks to limit its exposure to losses on individual claims and the cumulative effect of adverse loss experience by entering reinsurance contracts with reinsurance companies.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Reinsurance balances receivable represent the Company’s best estimate of paid and unpaid losses and LAE recoverable from reinsurers, and ceded losses receivable and unearned ceded premiums under reinsurance agreements. Ceded losses receivable is estimated using techniques and assumptions consistent with those used in estimating the liability for unpaid losses and LAE, in accordance with the terms of the reinsurance agreement. The Company believes that reinsurance receivables as recorded represent its best estimate of such amounts; however, as changes in the estimated ultimate liability for losses and LAE are determined, the estimated ultimate amount receivable from reinsurers will also change. Accordingly, the ultimate receivable could be significantly more than, or less than, the amount recorded in the consolidated financial statements. Adjustments in these estimates are reflected in the period in which the estimates are changed. As presented in the Consolidated Statements of Operations and Comprehensive Income, losses and LAE incurred are net of reinsurance recoveries.

The Company has evaluated its reinsurance arrangements and determined that significant insurance risk is transferred to its reinsurers. Reinsurance agreements have been determined to be short-duration prospective contracts and, accordingly, the costs of the reinsurance are recognized over the life of the contract in a manner consistent with the earning of premiums on the underlying policies subject to the reinsurance contract.

The Company estimates uncollectible amounts receivable from reinsurers based on an assessment of factors including the creditworthiness of the reinsurers and the adequacy of collateral obtained, where applicable. There was no allowance for uncollectible reinsurance as of June 30, 2024, or December 31, 2023, nor did the Company expense any uncollectible reinsurance for the periods then ended. Significant uncertainties are inherent in the assessment of the creditworthiness of reinsurers and estimates of any uncollectible amounts due from reinsurers. Any change in the ability of the Company’s reinsurers to meet their contractual obligations could have a material adverse effect on the consolidated financial statements.

Cash and Cash Equivalents

The Company considers cash at banks in checking and savings accounts, as well as all highly liquid investments with maturities of three months or less to be cash equivalents. For the purpose of reporting cash flows, cash and cash equivalents include cash in bank accounts and short-term investments, which when purchased were due to mature in three months or less.

Investments

Fixed maturity securities and redeemable preferred stock are classified as available for sale (“AFS”) and valued at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive income and equity, net of related deferred income taxes.

Equity securities include common stock and perpetual preferred stock. Equity securities are carried at fair value, with changes in fair value recorded in net gain (loss).

Interest on fixed maturity securities and short-term investments is credited to earnings on an accrual basis. Premiums and discounts are amortized or accreted over the lives of the related securities. Dividends on equity securities are credited to earnings on the ex-dividend date. Realized investment gains and losses are reported based upon the specific-identification method of investments sold to minimize taxable gains. Declines in the fair value of AFS investments below cost that are deemed other than temporary are charged to earnings resulting in the establishment of a new cost basis.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Previously, the Company accounted for other than temporary impairments for AFS debt securities using the provisions of FASB ASC 320 related to recognition of other than temporary investments on investments. Amendments from the adoption of ASU 2016-13 have been implemented. For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not it would be required to sell the security before recovery of the amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized costs basis is written down to fair value through income.

For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (loss). Changes in the allowance for credit losses are recorded as credit loss expense (or reversal). Losses are charged against the allowance when management believes an AFS security is uncollectable or when either of the criteria regarding intent or requirement to sell is met.

No allowance or impairments for available-for-sale debt securities were recorded for the six months ending June 30, 2024, or the twelve months ending December 31, 2023, respectively.

Premiums Receivable

Premiums receivable include balances due currently or installment premiums contractually due in the future and are presented net of an allowance for doubtful accounts, if any. The allowance for uncollectible amounts is based on an analysis of amounts receivable giving consideration to historical loss experience and current economic conditions and reflects an amount that, in the Company’s judgment, is adequate.

Deferred Policy Acquisition Costs

Policy acquisition costs, consisting primarily of commissions, premium taxes, and certain other costs that vary directly with the production of premium revenue, are deferred and amortized over the period in which premiums are earned. Anticipated losses and LAE, expenses for maintenance of policies in force and investment income are considered in the determination of the recoverability of deferred policy acquisition costs. Deferred acquisition costs relate directly to the successful acquisition of a new or renewal insurance contract to qualify for deferral.

Deferred Rent on Real Estate Held for the Production of Income

Deferred rent on leased assets represents the cumulative difference between the actual cash receipts for rent and the rental income recorded in the financial statements, which is calculated on a straight-line basis.

Leases in Place

The acquisition of real estate held for the production of income includes various other assets. These other assets, leases in place, are recorded at cost and are being amortized over the life of the acquired lease terms. Upon the early termination of a lease, the cost and related accumulated amortization is eliminated from the accounts and any resulting gain or loss is reflected in the results of operations. Amortization is provided for under the straight-line method.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

ACP’s leases are all considered to be operating leases. Income from real estate held for investment and real estate operating expense are reflected as separate line items in the Consolidated Statements of Earnings and Comprehensive Earnings.

Right-of-use Asset

The Company’s lease on its main office is considered to be an operating lease. In accordance with GAAP, the Company’s lease is reflected in the consolidated balance sheets as a right-of-use asset, with a corresponding operating lease liability. Lease expense and associated sublease income are reflected as separate line items in the Consolidated Statements of Earnings and Comprehensive Earnings.

Property and Equipment

Property and equipment (including major renewals, replacements, and betterments) with a cost of $5,000 or greater are capitalized and stated at cost. Expenditures for ordinary maintenance and repair items are charged to operations as incurred, while expenditures which substantially increase the useful life of the asset are capitalized. Depreciation is provided for using straight-line and accelerated methods for both financial reporting and income tax purposes over the estimated useful lives of the assets. Upon the sale or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the results of operations.

Restricted Cash

Restricted cash represents required replacement reserves of certain deposits required by a lender. The restricted cash is in a separate account with an FDIC insured financial institution.

Income Taxes

Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. ACP is a limited liability company that files a partnership return. In lieu of entity level corporate taxes, its members are taxed on their respective shares of ACP’s taxable income. The District of Columbia requires ACP to pay a franchise tax on taxable income earned in the District.

A tax sharing agreement is in place between parent company, FGI, and wholly-owned subsidiaries, FIC and FRM. FGI intends to file a consolidated tax return with FIC and FRM. FGI is responsible for the timely and accurate preparation and filing of the consolidated federal income tax return and any consolidated or combined state and/or local income or franchise tax returns and associated tax liability for each tax year. For each tax year, each subsidiary will pay to FGI an amount equal to the federal income tax liability attributable to such subsidiary. The federal income tax liability of each subsidiary shall be determined pursuant to the principles used to determine earnings and profits under Code §1552(a)(2) and Treasury Regulation §1.1502-33(d)(3) using a fixed percentage of one hundred. In the event that FGI shall elect or be required to file a consolidated or combined state and/or local income or franchise tax return for any tax year, each subsidiary shall pay to FGI an amount equal to the amount of state and/or local income or franchise tax for such tax year as if each includible corporation were filing on a separate company basis.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Goodwill and Other Intangibles:

Goodwill represents the excess of the purchase price over the underlying fair value of acquired entities. When completing acquisitions, we seek to identify separately identifiable intangible assets that we have acquired. We assess goodwill and other intangibles with an indefinite useful life for impairment annually. We also assess goodwill and other intangibles for impairment upon the occurrence of certain events. In making our assessment, we consider several factors including operating results, business plans, economic projections, anticipated future cash flows, and current market data. Inherent uncertainties exist with respect to these factors and to our judgment in applying them when we make our assessment. Impairment of goodwill and other intangibles could result from changes in economic and operating conditions in future periods. We did not record any impairments of goodwill or other intangibles during the period ended June 30, 2024, or December 31, 2023.

Goodwill arising from the acquisition of FRM in March 2022 represents the excess of the purchase price over the fair value of the net assets acquired. Other intangible assets arising from the acquisition of FRM represents the estimated fair values of certain intangible assets, including the value of FRM’s distribution network, the value of the FRM trade name and state insurance licenses. The distribution networks asset, trade name and state insurance license are being amortized over eight years, five years and one year, respectively, from the March 11, 2022 acquisition/valuation date.

Employee Stock Ownership Plan

The Company recognizes employee stock ownership plan (ESOP) compensation expense ratably during each year for the shares committed to be allocated to participants that year. This expense is determined by the fair market value of our stock at the time the commitment to allocate the shares is accrued and recognized. The ESOP covers all employees who meet the plan’s service requirements.

Earnings Per Share

Basic and diluted earnings per share (EPS) are calculated by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share includes the effect of all potentially dilutive instruments, such as convertible preferred stock restricted stock units and stock options, outstanding during the period.

Assessments

The Company is subject to a variety of assessments including insurance-related assessments, which are accrued in the period in which they have been incurred and charged to expense.

Concentration, Credit Risk and Market Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of debt securities other than U.S. government debt and agency securities, cash and cash equivalents, accounts receivable, reinsurance receivable and accrued investment income.

Non-U.S. government debt securities are diversified, and no one investment accounts for a significant portion of the Company’s invested assets.

The Company maintains cash deposits in a financial institution that are insured through the Federal Deposit Insurance Corporation as well as cash deposits and securities at various brokerage firms that are insured with the Securities Investor Protection Corporation. Cash deposits and securities may exceed insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Stressed conditions, volatility and disruptions in capital markets or financial asset classes could have an adverse effect on the Company, in part because the Company has a large investment portfolio supporting its insurance liabilities, which are sensitive to changing market factors. These market factors, which include interest rates, credit spreads, equity prices, and the volatility and strength of the capital markets, all affect the business and economic environment and, ultimately, the profitability of the Company’s business. The Company manages its investments to limit credit and other market risks by diversifying its portfolio among various security types and industry sectors based on the Company’s investment committee guidelines, which employ a variety of investment strategies.

Use of Estimates

In preparing the consolidated financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates, revenues and expenses for the years then ended, and the accompanying notes to the consolidated financial statements. Such estimates and assumptions could change in the future which could impact the amounts reported and disclosed herein. The most significant of these amounts is the liability for unpaid losses and LAE, stock-based compensation and the pension benefit obligation and the asset for goodwill and intangible assets. Other estimates include investment valuation, the collectability of reinsurance balances, recoverability of deferred tax assets, and deferred policy acquisition costs. These estimates and assumptions are based on the Company’s best estimates and judgment. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, which the Company believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on expectations of future events. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income but are excluded from net gain (loss) as these amounts are recorded directly as an adjustment to equity; such items primarily arise from changes in unrealized gains and losses on available-for-sale securities, net pension liability and related income taxes.

Adoption of New Accounting Standard

On January 1, 2023, the Company adopted ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), which provides updated guidance for the accounting of credit losses for financial instruments. The updated guidance replaces the incurred loss methodology and applies a new credit loss model (current expected credit losses or CECL) for determining credit-related impairments for certain financial instruments and premium receivables and requires an entity to estimate the credit losses expected over the life of an exposure or pool of exposures. The estimate of expected credit losses should consider historical information, current information, as well as reasonable and supportable forecasts. The expected credit losses, and subsequent adjustments to such losses, are recorded through an allowance account that is deducted from the amortized cost basis of the financial asset, with the net carrying value of the financial asset presented on the balance sheet at the amount expected to be collected.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

The updated guidance also amends the other-than-temporary impairment model for available-for-sale debt securities by requiring the recognition of impairments relating to credit losses through an allowance account rather than a write-down on available-for-sale securities management does not intend to sell or believes that it is more likely than not they will be required to sell. ASU 2016-13 also limits the amount of credit loss to the difference between a security’s amortized cost basis and its fair value. In addition, the length of time a security has been in an unrealized loss position will no longer impact the determination of whether a credit loss exists.

The adoption of this pronouncement had no financial impact on the Company’s financial statements as of June 30, 2024 or December 31, 2023 as management determined no allowance was necessary for its in scope financial instruments.

Note 3 – Acquisition of Forge Risk Management, Inc.

On March 11, 2022, the Company completed the acquisition of 100 percent of the common stock of FRM and FRM became a consolidated subsidiary of the Company. FRM is a licensed insurance producer focused on commercial auto. Prior to the acquisition, over 99% of FRM’s revenue was generated from one agency contract between FRM and FIC and substantially all of FIC’s premiums were written through the agency contract with FRM.

We account for business acquisitions in accordance with the acquisition method of accounting, which requires that most assets acquired, liabilities assumed, and contingent consideration be recognized at their fair values as of the acquisition date, which is the closing date. During the measurement period, adjustments to provisional purchase price allocations are recognized if new information is obtained about the facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as it is determined that no more information is obtainable, but in no case shall the measurement period exceed one year from the acquisition date. The measurement period for the FRM acquisition ended June 30, 2022.

The Company issued 550,000 shares of the Series A preferred stock to the private shareholder of FRM as of the closing date. The acquisition of FRM did not include any contingent consideration.

The following table summarizes the consideration transferred to acquire FRM and the amounts of identified assets acquired and liabilities assumed at the acquisition date:

Fair Value of Consideration
Series A Preferred stock issued	$5,227,000

Fair Value of Identifiable Assets Acquired and Liabilities Assumed:
Identifiable net assets:
Cash and cash equivalents	512,861
Other assets	23,006
Agency relationships	1,930,000
Trade name	130,000
Licenses	50,000
Loan payable	(1,395,820)
Accrued expenses	(52,767)
Accrued subproducer commissions	(459,987)
Net balance due to FIC	(26,293)
Total identifiable net assets	$711,000

Goodwill	$4,516,000

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Note 4 – Investments

Available-for-Sale (“AFS”) Fixed Maturity Securities and Redeemable Preferred Stock

Following is a schedule of the cost, estimated fair values, and gross unrealized gains and losses of investments in securities classified as AFS fixed-maturity securities and redeemable preferred stock as of June 30, 2024 and December 31, 2023.

	Amortized		Gross Unrealized
June 30, 2024	cost	Fair value	Gains	Losses
Fixed maturity securities:
U.S. government	$1,141,032	$1,065,458	$-	$(75,574)
Political subdivisions	2,211,407	2,118,592	-	(92,815)
Special revenue	7,438,394	7,193,226	17,910	(263,078)
Industrial and miscellaneous	16,133,081	15,858,931	185,296	(459,446)
Asset backed securities	1,200,000	897,576	-	(302,424)
Total fixed maturity securities	28,123,914	27,133,783	203,206	(1,193,337)
Redeemable preferred stock	1,496,483	1,392,429	980	(105,034)
Total AFS securities	$29,620,397	$28,526,212	$204,186	$(1,298,371)

	Amortized		Gross Unrealized
December 31, 2023	cost	Fair value	Gains	Losses
Fixed maturity securities:
U.S. government	$983,653	$895,930	$-	$(87,723)
Political subdivisions	2,402,485	2,310,895	65	(91,655)
Special revenue	7,696,175	7,465,816	30,157	(260,516)
Industrial and miscellaneous	16,721,839	16,399,860	145,087	(467,066)
Asset backed securities	1,200,000	897,576	-	(302,424)
Total fixed maturity securities	29,004,152	27,970,077	175,309	(1,209,384)
Redeemable preferred stock	1,482,393	1,363,140	-	(119,253)
Total AFS securities	$30,486,545	$29,333,217	$175,309	$(1,328,637)

As required by insurance regulations, certain fixed maturity investments amounting to $3,680,942 and $3,646,454 as of June 30, 2024 and December 31, 2023, respectively, were on deposit with either regulatory authorities or banks.

The amortized cost and fair values of the Company’s investments in AFS fixed maturity securities by contractual maturity as of June 30, 2024 are shown below. Expected maturities may differ from contractual maturities where borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized
	Cost	Fair Value
Due in one year or less	$3,425,470	$3,347,817
Due after one year through five years	16,693,865	16,455,565
Due after five years through ten years	4,095,407	4,033,811
Due after ten years	2,709,172	2,399,014
Asset backed securities	1,200,000	897,576
Total fixed maturity securities	28,123,914	27,133,783
Redeemable preferred stock	1,496,483	1,392,429
Total AFS securities	$29,620,397	$28,526,212

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

The schedule below summarizes the fair values of those fixed maturity securities and redeemable preferred stock in an unrealized loss position as of June 30, 2024 and December 31, 2023. The schedule further classifies the securities based on the length of time they have been in an unrealized loss position.

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
June 30, 2024	value	losses	value	losses	value	losses

Fixed maturity securities:
U.S. government	$252,330	$(1,757)	$813,128	$(73,817)	$1,065,458	$(75,574)
Political subdivisions	400,908	(457)	1,717,684	(92,358)	2,118,592	(92,815)
Special revenue	490,753	(727)	5,520,737	(262,350)	6,011,490	(263,077)
Industrial and miscellaneous	5,027,605	(156,513)	4,037,287	(302,934)	9,064,892	(459,447)
Asset backed securities	-		897,576	(302,424)	897,576	(302,424)
Total fixed maturity securities	6,171,596	(159,454)	12,986,412	(1,033,883)	19,158,008	(1,193,337)
Redeemable preferred stock	-	-	1,041,449	(105,034)	1,041,449	(105,034)
Total AFS securities	$6,171,596	$(159,454)	$14,027,861	$(1,138,917)	$20,199,457	$(1,298,371)

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2023	value	losses	value	losses	value	losses

Fixed maturity securities:
U.S. government	$363,555	$(3,674)	$532,375	$(84,049)	$895,930	$(87,723)
Political subdivisions	-	-	1,905,463	(91,655)	1,905,463	(91,655)
Special revenue	521,368	(557)	5,795,394	(259,960)	6,316,762	(260,517)
Industrial and miscellaneous	4,575,800	(110,149)	5,270,054	(356,916)	9,845,854	(467,065)
Asset backed securities	-	-	897,576	(302,424)	897,576	(302,424)
Total fixed maturity securities	5,460,723	(114,380)	14,400,862	(1,095,004)	19,861,585	(1,209,384)
Redeemable preferred stock	349,230	(770)	1,013,910	(118,483)	1,363,140	(119,253)
Total AFS securities	$5,809,953	$(115,150)	$15,414,772	$(1,213,487)	$21,224,725	$(1,328,637)

The Company monitors the credit quality of its fixed income investments to assess if it is probable that the Company will receive its contractual or estimated cash flows in the form of principal and interest, in accordance with their terms.

The AFS portfolio contained 59 securities in an unrealized loss position as of June 30, 2024, 40 of which had been in an unrealized loss position for 12 consecutive months or longer and represent $1,138,917 in unrealized losses. All fixed income securities in the investment portfolio continue to pay the expected coupon payments in accordance with the contractual terms of the securities. Credit-related impairments on fixed income securities that the Company does not plan to sell, and for which the Company is not more likely than not to be required to sell, are recognized in income before income taxes. Any non-credit related impairment is recognized in comprehensive income. Based on the Company’s analysis, the fixed income portfolio is of high credit quality, and it is believed it will recover the amortized cost basis of the fixed income securities.

Other invested assets

In order to diversify its investment portfolio and improve expected returns, the Company has made non-controlling (typically less than 5%) investments in a number of unaffiliated, specialized equity investment vehicles (limited partnerships and one limited liability company), which are included in other invested assets. Such investments are broadly diversified and in the aggregate are about 5% of the Company’s total investment portfolio. The limited partnerships generally limit or preclude redemptions within a period of time (the "lock-up" period, usually between one and three years) from the date of the investment. Subsequent to the expiry of any applicable lock-up periods, withdrawals or redemptions generally require between 30 to 90 days' advance notice, with redemptions being permitted on dates varying from month-end to annually, but typically quarter end. The Company also holds an equity investment in Trustar Bank, a related entity, which is a community bank serving the D.C. area which is valued at GAAP equity.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

The Company also holds one limited partnership, EAS Investors I, LP, and one closely held equity interest, Stream-IT.app Inc., that do not produce audited GAAP financial statements. The Company determined that both investments were other than temporarily impaired in 2023 and recognized an impairment loss of $818,385 which was included in net realized investment gains (losses). Based on new information received in 2024, the Company determined that the Stream-IT.app Inc. investment was further impaired and recognized an additional impairment loss of $356,210. The Company has now recognized an impairment loss on the Stream-IT.app Inc. investment equal to the total initial investment in the asset.

Since, amongst other qualifying criteria, these investments do not have a readily determined fair value, the Company values them applying the guidance of Accounting Standards Update Subtopic 820-10, Fair Value Measurements and Disclosures - Overall, which, as a practical expedient, permits the fair value of investments within its scope to be measured on the basis of net asset value per share (or its equivalent).

The following table is a schedule of the cost and estimated fair values of the Company’s other invested assets as of June 30, 2024 and December 31, 2023.

		Carrying	Gross Unrealized		OTTI
June 30, 2024	Cost	Value	Gains	Losses	Impairment

Limited partnership investments	$2,811,489	$3,347,496	$744,927	$(208,920)	$-
Limited partnership investment in EAS	877,200	202,605	-	-	(674,595)
Equity interest in Trustar Bank	250,000	258,982	8,982		-
Equity interest in Stream-IT.app Inc.	500,000	-	-	-	(500,000)
Total other invested assets	$4,438,689	$3,809,083	$753,909	$(208,920)	$(1,174,595)

		Carrying	Gross Unrealized		OTTI
December 31, 2023	Cost	Value	Gains	Losses	Impairment

Limited partnership investments	$3,311,489	$3,719,166	$619,255	$(211,578)	$-
Limited partnership investment in EAS	877,200	202,605	$-		(674,595)
Equity interest in Trustar Bank	250,000	246,122	-	(3,878)	-
Equity interest in Stream-IT.app Inc.	500,000	356,210	-	-	(143,790)
Total other invested assets	$4,938,689	$4,524,103	$619,255	$(215,456)	$(818,385)

Other invested assets contained 3 investments in an unrealized loss position as of June 30, 2024, all 3 of which had been in an unrealized loss position for 12 months or more.

The Company had a $2,012,717 unfunded commitment to Mutual Capital Investment Fund, LP as of June 30, 2024.

Unrealized gains (losses) on equity securities, net

The portion of unrealized gains that relates to equity securities held as of June 30, 2024 and December 31, 2023 was $260,117 and $54,102, respectively.

Net Investment Income

A summary of net investment income for the six-months ended June 30, 2024 and 2023 is as follows:

	June 30,	June 30,
	2024	2023

AFS, fixed maturity securities	$737,426	$698,584
AFS, redeemable preferred stock	29,909	46,139
Perpetual preferred stock	54,773	24,232
Common stock	27,708	31,225
Other invested assets		4,388
Cash and short-term investments	88,417	55,648
Investment income	938,233	860,216
Less investment expenses	(133,711)	(135,523)
Net investment income	$804,522	$724,693

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Investment related gains (losses)

The following summarizes the proceeds from sales, maturities and calls of invested securities and the related gross realized gains and losses for the six-months ended June 30, 2024 and 2023.

				Net Realized	OTTI
June 30, 2024	Proceeds	Gains	Losses	Gains (Losses)	Impairment

AFS, fixed maturity securities	$1,587,198	$7,072	$(52,241)	$(45,169)	$-
Common stock	1,251	1,251	-	1,251	-
Other invested assets	560,642	60,642	-	60,642	(356,210)
Total	$2,149,091	$68,965	$(52,241)	$16,724	$(356,210)

				Net Realized	OTTI
June 30, 2023	Proceeds	Gains	Losses	Gains/(Losses)	Impairment

AFS, fixed maturity securities	$2,271,367	$-	$(125,867)	$(125,867)	$-
Total	$2,271,367	$-	$(125,867)	$(125,867)	$-

Impairment Review

Under current accounting standards, an Other-Than-Temporary-Impairment (“OTTI”) write-down of fixed maturity securities, where fair value is below amortized cost, is triggered by circumstances where (1) an entity has the intent to sell the security, (2) it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell the security before the recovery, an OTTI write-down is recognized in earnings equal to the difference between the security’s amortized cost and its fair value. If an entity does not intend to sell the security or it is more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, that is recognized in income before income taxes, and the amount related to all other factors, which is recognized in other comprehensive income. Impairment losses result in a reduction of the underlying investment’s cost basis.

The Company regularly evaluates its fixed maturity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the key factors used to determine whether a security is other-than-temporarily impaired:

●	The extent to which the fair value is less than cost,
●	The assessment of significant adverse changes to the cash flows on a fixed maturity investment,
●

The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, the issuer proposing a voluntary reorganization under which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value,

●	The probability that the Company will recover the entire amortized cost basis of the fixed income securities prior to maturity, or
●	The ability and intent to hold fixed maturities until maturity.

Quantitative and qualitative criteria are considered to varying degrees depending on the sector for which the analysis is being performed. The sectors are as follows:

Corporate Securities

The Company performs a qualitative evaluation of holdings that fall below the price threshold. The analysis begins with an opinion of industry and competitive position. This includes an assessment of factors that enable the profit structure of the business (e.g., reserve profile for exploration and production companies), competitive advantage (e.g., distribution system), management strategy, and an analysis of trends in return on invested capital. Analysts may also review other factors to determine whether an impairment exists, including liquidity and asset value cash flow generation.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Municipal Securities

The Company analyzes the screened impairment candidates on a quantitative and qualitative basis. This includes an assessment of the factors that may be contributing to an unrealized loss and whether the recovery value is greater or less than current market value.

Asset Backed Securities

The Company uses the “stated assumptions” analytic approach which relies on actual 6-month average collateral performance measures (voluntary prepayment rate, gross default rate, and loss severity) sourced through third party data providers or remittance reports. The analysis applies the stated assumptions throughout the remaining term of the transaction using forecasted cashflows, which are then applied through the transaction structure (reflecting the priority of payments and performance triggers) to determine whether there is a loss to the security (“Loss to Tranche”).

For all fixed income securities in a loss position on June 30, 2024, the Company believes it is probable that it will receive all contractual payments in the form of principal and interest. In addition, the Company is not required to, nor does it intend to sell these investments prior to recovering the entire amortized cost basis for each security, which may be maturity. Accordingly, the fixed income securities in an unrealized loss position were not other-than-temporarily impaired as of June 30, 2024.

The Company holds one limited partnership, EAS Investors I, LP, and one closely held equity interest, Stream-IT.app Inc., for which it recognized an OTTI write-down in 2023. The total amount of the write-down in 2023 for both investments was $818,385. During the six months ended June 30, 2024, the stockholders of Stream-IT.app Inc. approved a plan of liquidation and dissolution. Based on information provided to us, we do not expect there to be any future distributions to stockholders. As a result, during the six months ended June 30, 2024, we recognized an additional OTTI write-down of our investment in Stream-IT.app Inc. in an amount equal to the remaining carrying value of the investment, or $356,210. As of June 30, 2024, the carrying value of the Company’s investment in Stream-IT.app Inc. was $0. As of June 30, 2024, the carrying value of the Company’s investment in EAS Investors I, LP was $202,605.

Note 5 – Fair Value Measurements

Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. The Company determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels defined by the type of inputs used to measure fair value. The following are the levels of the fair value hierarchy and a brief description of the type of valuation inputs that are used to establish each level:

Level 1: is applied to valuations based on readily available, unadjusted quoted prices in active markets for identical assets.

Level 2: is applied to valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

Level 3: is applied to valuations that are derived from techniques in which one or more of the significant inputs are unobservable. Financial assets are classified based upon the lowest level of significant input that is used to determine fair value.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

As a part of the process to determine fair value, the Company utilizes widely recognized, third-party pricing sources to determine fair values. The Company has obtained an understanding of the third-party pricing sources’ valuation methodologies and inputs. The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy.

U.S. Treasury Bonds, Common Stocks, and Exchange Traded Funds: U.S. treasury bonds and exchange traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices). All common stock holdings are deemed Level 1.

Corporate, Agencies, and Municipal Bonds: The pricing source employs a multi-dimensional model that uses standard inputs including (listed in order of priority for use) benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing source also monitors market indicators, as well as industry and economic events. All bonds valued using these techniques are classified as Level 2. All Corporate, Agencies, and Municipal securities are deemed Level 2.

Collateralized Mortgage Obligations (“CMO”) and Asset-backed Securities (“ABS”): The pricing source evaluation methodology includes principally interest rate movements and new issue data. Evaluation of the tranches (non-volatile, volatile, or credit sensitivity) is based on the pricing vendors’ interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, pre-payment assumptions and to incorporate collateral performance. To evaluate CMO volatility, an option-adjusted spread model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates, and recent trade activity. CMO and ABS with corroborate and observable inputs are classified as Level 2. With the exception of one ABS classified as Level 3, all CMO and ABS holdings are deemed to be Level 2.

Preferred Stock: Preferred stocks do not have readily observable prices but do have quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices are classified as Level 2. All preferred stock holdings are deemed Level 2.

Assets measured at fair value on a recurring basis as of June 30, 2024 and December 31, 2023, were as summarized below:

		Significant
	Quoted in active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
June 30, 2024	(Level 1)	(Level 2)	(Level 3)	Total
Fixed maturity securities:
U.S. government	$-	$1,065,458	$-	$1,065,458
Political subdivisions	-	2,118,592	-	2,118,592
Special revenue	-	7,193,226	-	7,193,226
Industrial and miscellaneous	-	15,858,931	-	15,858,931
Asset backed securities	-	-	897,576	897,576
Total fixed maturity securities	-	26,236,207	897,576	27,133,783
Redeemable preferred stock	-	1,392,429	-	1,392,429
Total AFS securities	-	27,628,636	897,576	28,526,212

Common stock	2,009,915	-	-	2,009,915
Perpetual preferred stock	-	561,636	-	561,636
Total marketable investments measured at fair value	$2,009,915	$28,190,272	$897,576	$31,097,763

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

		Significant
	Quoted in active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
December 31, 2023	(Level 1)	(Level 2)	(Level 3)	Total
Fixed maturity securities:
U.S. government	$-	$895,930	$-	$895,930
Political subdivisions	-	2,310,895	-	2,310,895
Special revenue	-	7,465,816	-	7,465,816
Industrial and miscellaneous	-	16,399,860	-	16,399,860
Asset backed securities	-	-	897,576	897,576
Total fixed maturity securities	-	27,072,501	897,576	27,970,077
Redeemable preferred stock	-	1,363,140	-	1,363,140
Total AFS securities	-	28,435,641	897,576	29,333,217

Common stock	1,691,319	-	-	1,691,319
Perpetual preferred stock	-	561,837	-	561,837
Total marketable investments measured at fair value	$1,691,319	$28,997,478	$897,576	$31,586,373

As of both June 30, 2024 and December 31, 2023, the reported fair value of the Company’s investment in a Level 3 AFS asset backed security was $897,576. Fair value was determined by discounting the expected contractual cash-flows using two significant inputs: the interpolated treasury rate, corresponding to the weighted average life of the certificates, and an appropriate credit spread which was determined by considering the market spread for commercial mortgage-backed securities with similar characteristics (e.g., maturity, underlying assets, and credit worthiness).

June 30, 2024	Beginning Balance at 1/1/2024	Transfers into Level 3	Transfers out of Level 3	Total gains included in Net Income	Total (losses) gains included in Equity	Purchases	Sales	Ending Balance at 6/30/2024
AFS securities:
Asset backed securities	$897,576	$-	$-	$-	$-	$-	$-	$897,576
Total AFS securities	$897,576	$-	$-	$-	$-	$-	$-	$897,576

December 31, 2023	Beginning Balance at 1/1/2023	Transfers into Level 3	Transfers out of Level 3	Total gains included in Net Income	Total (losses) gains included in Equity	Purchases	Sales	Ending Balance at 12/31/2023
AFS securities:
Asset backed securities	$897,576	$-	$-	$-		$-	$-	$897,576
Total AFS securities	$897,576	$-	$-	$-	$-	$-	$-	$897,576

There were no transfers in or out of level 3 either period. Additionally, no securities were transferred in or out of levels 1 or 2 during either period.

Note 6 – Real Estate Held for the Production of Income

As of June 30, 2024 and December 31, 2023, ACP owned two commercial buildings and one building leased to the District of Columbia. One building is multi-tenant and the other two buildings are leased to single tenants. The leases are primarily triple net with 10 to 20-year terms. The properties comprised the following as of June 30, 2024 and December 31, 2023:

	June 30,	December 31,	Depreciable
	2024	2023	lives (in years)

Land	$11,999,958	$11,999,958
Building and improvements	21,457,097	21,457,097	39
Leasehold/tenant improvements	931,318	931,318	15
Furniture, fixtures & equipment	1,080,522	1,080,522	7

Real estate held for the production of income	35,468,895	35,468,895
Accumulated depreciation	(6,231,947)	(5,925,812)

Real estate held for the production of income, net	$29,236,948	$29,543,083

Depreciation expense for the six-month periods ended June 30, 2024 and 2023 was $306,135 and $331,864, respectively.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

ACP’s future annual rental income from non-cancelable operating leases as of June 30, 2024 was as follows:

For the twelve-month period ending June 30

2025	$1,984,065
2026	2,194,747
2027	2,252,126
2028	2,213,258
2029	1,948,349
Thereafter	13,648,879
Future rental income from non-cancelable operating leases	$24,241,424

In conjunction with the acquisition of the real estate, lease assets were acquired and are being amortized throughout the remaining terms of the leases. The lease assets as of June 30, 2024 and December 31, 2023 are as follows:

	June 30,	December 31,
	2024	2023

Leases in place	$4,163,966	$4,163,966
Accumulated amortizaton, leases in place	(1,756,950)	(1,651,533)
Leases in place, net of accumulated amortization	$2,407,016	$2,512,433

Amortization expense for the six-month periods ended June 30, 2024 and 2023 was $105,417 and $131,754, respectively.

Note 7 – Deferred Policy Acquisition Costs

Changes in deferred policy acquisition costs for the six-month periods ended June 30, 2024 and 2023 were follows:

	2024	2023

Balance, January 1,	$297,639	$214,021
Acquisition costs deferred, during the period	361,747	714,570
Amortization charged to earnings	(307,934)	(674,982)

Balance, June 30	$351,452	$253,609

Note 8 – Right-of-Use Asset and Operating Lease Liability

The Company leases three office suites in Chevy Chase, Maryland under an operating lease that commenced July 1, 2016 and has an initial term expiring 15 years after commencement. The lease provides for a 2.5% annual increase in the base rent on the anniversary of the lease commencement date. The Company has an option to extend the lease for one 5-year renewal term at the fair market rent as of the date of the renewal term commencement; the Company will not exercise the renewal option. In accordance with Topic 842, the Company recorded an operating lease liability, representing the discounted present value of future lease payments and a right-of-use asset.

In 2017, the Company signed a sublease agreement to sublease 2,048 square feet of its office space in Chevy Chase to another company. The sublease commenced on October 1, 2017 and was recently extended, with a new lease expiration date of June 30, 2025. This lease provides for 4.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

In 2021, the Company signed a sublease agreement to sublease 2,048 square feet of our office space in Chevy Chase, Maryland to another company. The sublease commenced on August 1, 2021, expires July 31, 2024, and provides for 4.5% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

On February 28, 2022, the Company entered into an agreement to sublease the remaining 5,535 square feet of space in Chevy Chase, Maryland. The sublease commenced on June 1, 2022, expires on May 31, 2025, and provides for 3.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

Upon agreeing to this additional sublease, the Company determined that it was probable that we would exercise our early lease termination option, thereby reducing the term of the lease to June 30, 2025. Under the expectation that we would exercise our early termination option, in 2022, we reduced the amount of the operating lease liability to the net present value of contractually committed future lease payments and reduced the net value of our right-of-use asset to $0. In June of 2024, the Company provided formal notice to the Lessee of this office space that the Company would be exercising the early termination option of the lease. No additional adjusting entries related to the early termination of this lease were required for the six months ended June 30, 2024.

The following summarizes the line items in the consolidated balance sheet which include amounts for operating leases as of June 30, 2024 and December 31, 2023:

	June 30, 2024
	Operating	Sublease	Net of
	Lease	Agreement	Sublease

Operating lease right-of-use office space	$2,451,004	$(649,678)	$1,801,326
Accumulated amortization	(1,682,856)	518,224	(1,164,632)
Impairment of right-of-use asset	(540,626)	-	(540,626)
Operating lease right-of-use asset	$227,522	$(131,454)	$96,068

Operating lease liability	$588,172	$(154,350)	$433,822

	December 31, 2023
	Operating	Sublease	Net of
	Lease	Agreement	Sublease

Operating lease right-of-use office space	$2,451,004	$(628,156)	$1,822,848
Accumulated amortization	(1,591,938)	452,386	(1,139,552)
Impairment of right-of-use asset	(540,626)	-	(540,626)
Operating lease right-of-use asset	$318,440	$(175,770)	$142,670

Operating lease liability	$941,555	$(212,568)	$728,987

The Company had lease expense of $105,036 and $105,765 for the six-month periods ended June 30, 2024 and 2023, respectively. In addition, the Company had sublease income of $85,795 and $81,994 for each of the six-months then ended.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

The components of lease expense and supplemental cash flow information related to leases for the periods ended June 30, 2024 and December 31, 2023 are as follows:

	June 30,	December 31,
	2024	2023

Cash paid for leases	$-	$-
Remaining lease term (in years)	2.00	2.50
Weighted average annual discount rate	3.50%	3.50%

	June 30,	December 31,
	2024	2023

Sum of remaining payments	$606,167	$976,786
Less: imputed interest	(17,995)	(35,231)
Net present value of remaining payments	588,172	941,555
Less: net present value of sublease rent	(154,350)	(212,568)

Operating lease liability, net	$433,822	$728,987

Annual future minimum lease payments for the lease outlined above as of June 30, 2024 is as follows:

	Minimum	Sublease	Net
	Commitments	Commitments	Commitments

2024	$195,892	$(82,891)	$113,001
2025	405,278	(74,262)	331,016
2026	4,997	-	4,997

Future minimum lease payments	$606,167	$(157,153)	$449,014

Note 9 – Unpaid Losses and LAE

Activity in the liability for unpaid losses and LAE for the six-months ended June 30, 2024 and 2023 was as follows:

	2024	2023

Balance, January 1,	$8,425,518	$8,479,990
Less reinsurance receivable	(690,000)	(1,070,452)
Net balance, January 1,	7,735,518	7,409,538
Incurred losses and LAE related to:
Current year	5,969,843	4,247,390
Prior years	(118,161)	(55,375)
Total incurred losses and LAE	5,851,682	4,192,015
Paid losses and LAE related to:
Current year	2,009,907	1,299,804
Prior years	1,772,970	1,632,227
Total paid losses and LAE	3,782,877	2,932,031

Net balance, June 30,	9,804,323	8,669,522
Plus reinsurance receivable	1,038,200	1,266,487
Balance, June 30,	$10,842,523	$9,936,009

As a result of changes in estimates for unpaid losses and LAE related to insured events of prior years, the liability for losses and LAE decreased by $118,161 and $55,375 for the six-months ended June 30, 2024 and 2023, respectively. The favorable development for the six-months ended June 30, 2024 was primarily attributable to re-estimation of unpaid losses and LAE from the 2023 accident year.

The Company made no significant changes in its reserving philosophy, key reserving assumptions or claims management personnel, and has made no significant offsetting changes in estimates that increased or decreased losses and LAE reserves in 2024 or 2023.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

The Company determines incurred but not reported (“IBNR”) reserves by subtracting the cumulative losses and LAE amounts the Company has paid and the case reserves the Company has established at the balance sheet date from an actuarial estimate of the ultimate cost of losses and LAE. Accordingly, IBNR reserves include actuarial projections of the cost of unreported claims, as well as actuarial projected development of case reserves on known claims and reopened claims. The Company’s methodology for estimating IBNR reserves has been in place for several years, and the Company made no significant changes to that methodology during 2024 or 2023.

The Company generally prepares an initial estimate of ultimate losses and LAE for the current accident year by multiplying earned premium by an expected loss ratio for each line of business the Company writes. Expected loss ratios represent the Company’s expectation of losses at the time the Company prices and writes policies before the emergence of any actual claims experience. The Company determines an expected loss ratio by analyzing historical experience and adjusting for loss cost trends, loss frequency and severity trends, premium rate-level changes, reported and paid loss emergence patterns and other known or observed factors.

The Company is not aware of any claim trends that have emerged or that would cause future adverse development that have not already been contemplated in setting current carried reserves levels.

Note 10 - Reinsurance

The Company entered into an excess of loss reinsurance contract which provides the Company with excess of loss reinsurance coverage for commercial automobile liability losses, including 100 percent of losses in excess of policy limits and 100 percent of extra contractual obligations, occurring on or after June 1, 2019. Under the agreement coverage is provided for 100 percent of losses in excess of $400,000 up to $1.6 million per occurrence per policy. Aggregate limits under the reinsurance treaties are $6.6 million for losses under $1.0 million and $2.0 million for losses in excess $1.0 million.

Effective June 1, 2022, the Company’s reinsurance treaties provide the Company with excess of loss reinsurance coverage for commercial automobile liability losses. Under the agreement coverage is provided for 97.5 percent of losses in excess of $400,000 up to $1.6 million per occurrence per policy, including 97.5 percent of losses in excess of policy limits and 97.5 percent of extra contractual obligations. Aggregate limits under the reinsurance treaties are $6.6 million for losses under $1.0 million and $2.0 million for losses in excess $1.0 million. Subject to the terms of the contract, the Company has retained, a 2.5 percent share of the $1.6 million liability in excess of $400,000, which is not reinsured.

Effective June 1, 2023, the Company’s reinsurance treaties provide the Company with excess of loss reinsurance coverage for commercial automobile liability losses. Under the agreement coverage is provided for 100.0 percent of losses in excess of $500,000 up to $1.5 million per occurrence per policy, including 100 percent of losses in excess of policy limits and 100 percent of extra contractual obligations. Aggregate limits under the reinsurance treaties are $5.5 million for losses under $1.0 million and $3.0 million for losses in excess $1.0 million.

On June 30, 2024 and December 31, 2023, the Company had ceded premiums receivable totaling $272,889 and $225,743, respectively. All reinsurance amounts recoverable are due from companies with financial strength ratings of “A” or better by A.M. Best.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

The effect of reinsurance on premiums written, premiums earned and loss and LAE incurred for the six-month periods ended at June 30, 2024 and 2023 is as follows:

	June 30, 2024			June 30, 2023
	Premium	Premium	Losses & LAE	Premium	Premium	Losses & LAE
	Written	Earned	Incurred	Written	Earned	Incurred

Direct	$11,096,773	$10,598,421	$6,199,882	$8,545,521	$7,330,547	$4,388,050
Ceded	(829,286)	(795,462)	(348,200)	(667,573)	(615,379)	(196,035)

Net	$10,267,487	$9,802,959	$5,851,682	$7,877,948	$6,715,168	$4,192,015

Note 11 – Goodwill and Other Intangibles

Goodwill

The carrying amount of the Company’s goodwill was $4,506,000 as of June 30, 2024 and December 31, 2023.

Other Intangible Assets

The following table presents the carrying amount of the Company’s other intangible assets as of June 30, 2024:

	Gross Carrying	Accumulated
	Amount	Amortization	Net
Agency Relationships	$1,930,000	$562,912	$1,367,088
Trade Name	130,000	60,672	69,328
Licenses	50,000	50,000	-
Total	$2,110,000	$673,584	$1,436,416

Amortization expense was $133,625 for the six months ended both June 30, 2024 and 2023.

Other intangible assets that have finite lives, including agency relationships, trade names and licenses, are amortized over their useful lives. As of June 30, 2024, the estimated amortization of other intangible assets with finite lives for the next five years and thereafter is as follows:

Year ending December 31,	Amount
2024	$133,625
2025	267,250
2026	267,250
2027	245,583
2028	241,250
Thereafter	281,458
$1,436,416

Note 12 – Notes Payable

ACP has a mortgage with a financial institution that matures in February 2036 and has a fixed interest rate of 4.15% per annum. A balloon payment of the remaining mortgage is due at maturity. Installments of 95% of 810 5th Street LLC’s net rental proceeds, less $1,546 in replacement reserves and fees, are due monthly. Replacement reserves are included in other receivables. The mortgage outstanding balance as of June 30, 2024 and December 31, 2023 was $21,111,278 and $21,362,167, net of $1,016,675 and $1,060,247 of unamortized finance costs, respectively. The loan is secured by the property, held by 810 5th Street LLC, and the replacement reserve is held in escrow.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

In addition to the mortgage, ACP has two commercial lines of credit with the same financial institution with monthly payments totaling $35,206, maturing November 2025. Interest was calculated using a floating rate based off the 5-year treasury rate, subject to a floor of 4.25%. Effective November 2020, interest became fixed at 4.25%. ACP expects to refinance this debt before the loan matures in 2025. The outstanding balances on the lines of credit as of June 30, 2024 and December 31, 2023 were $4,865,350 and $4,962,588, net of $10,221 and $13,829 in unamortized finance costs, respectively. The lines of credit are secured by the properties held by 717 8th Street LLC and 2805 M Street LLC.

In order to obtain the loans, finance costs were incurred and are being amortized over the loans’ terms. Interest expense included $47,180 of amortized finance costs in each of the six-month periods ended June 30, 2024 and 2023.

Under the terms of each of the credit facilities, each of the borrowers has granted the bank a right of set-off so that, in the event of a default, the bank may set-off the balance in the defaulting borrower's account against amounts owed to the bank. At June 30, 2024 and December 31, 2023, amounts included in cash and cash equivalents that were subject to the right of set-off were as follows:

	June 30,	December 31,
Borrower	2024	2023

717 8th Street LLC	$353,092	$364,942
2805 M Street LLC	50,231	86,136
Total	$403,323	$451,078

Current and long-term debt maturity at June 30, 2024 and December 31, 2023 were as follows:

	June 30,	December 31,
	2024	2023

Current maturity	$858,012	$809,801
Current portion of unamortized finance costs	(94,359)	(94,359)
Current maturity, net of unamortized finance costs	$763,653	$715,442

Long-term maturity	26,145,512	26,589,030
Unamortized finance costs	(932,537)	(979,717)
Long-term maturity, net of unamortized finance costs	25,212,975	25,609,313

Notes payable	$25,976,628	$26,324,755

Annual long-term debt maturities as of June 30, 2024, for the twelve-month periods ending June 30 were as follows:

For the twelve-month period ending June 30

2026	$5,369,361
2027	792,672
2028	876,885
2029	966,181
Thereafter	18,140,413
Total notes payable	26,145,512
Unamortized finance costs	(932,537)
Notes payable, net of unamortized finance costs	$25,212,975

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Note 13 – Employee Benefits

401(k) Plan

In 2007, the Company introduced a Safe Harbor 401(k) plan for its employees. Contributions of 3% of each employee’s compensation are made each year. The Company’s accrued contributions for the six-month periods ending June 30, 2024 and 2023 were $44,933 and $43,625, respectively.

Defined Benefit Pension Plan

The Company has a non-contributory defined benefit pension plan (the “Pension”). The Pension benefits are based on years of service and the employee’s compensation. The Pension covered all employees of FIC who had completed one year of service and attained age 21 before June 20, 2006. As of June 20, 2006, the Company decided to freeze the accrual of the future benefits for the Pension. Accordingly, there have not been, nor will there be, additional benefits credited to plan participants after June 20, 2006.

For the six-month periods ending June 30, 2024 and 2023, the components of the net periodic benefit costs related to the pension plan were as follows:

	June 30,	June 30,
	2024	2023
Net periodic benefit costs:
Interest costs	$94,894	$98,101
Expected return on plan assets	(117,482)	(111,466)
Amortization of actuarial loss	28,382	31,248
Total net periodic benefit costs	$5,794	$17,883

The Company did not make any contributions to the defined benefit plan during the six-month periods ended June 30, 2024 and 2023, but the Company has a minimum funding requirement for 2023 of $63,773, payable by September 15, 2024.

ESOP

In connection with our public offering, the Company established an employee stock ownership plan (the “ESOP”). The ESOP borrowed from the Company to purchase 202,950 shares in the offering. The issuance of the shares to the ESOP resulted in a contra account established in the equity section of the balance sheet for the unallocated shares at an amount equal to their $10.00 per share purchase price.

The Company may make discretionary contributions to the ESOP and pay dividends on unallocated shares to the ESOP. The Company makes annual contributions to the ESOP sufficient to repay the loan. When loan payments are made, ESOP shares are allocated to participants based on relative compensation. The Company repurchases shares from participants that have left our employment. The Company contributed $226,772 to the ESOP for the six months ended June 30, 2024 and $0 for the 6 months ended June 30, 2023.

A compensation expense charge is booked monthly during each year for the shares committed to be allocated to participants that year, determined with reference to the fair market value of our stock at the time the commitment to allocate the shares is accrued and recognized. For the six months ended June 30, 2024, the Company recognized $121,770 related to 10,148 shares of our common stock that are committed to be released to participants’ accounts for 2024. For the six months ended June 30, 2023, the Company recognized compensation expense of $116,697 related to 10,148 shares of our common stock that were committed to be released to participants’ accounts for 2023.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Share-based Compensation

In connection with our conversion and public offering, the Company established the Forge Group, Inc. 2021 Stock and Incentive Plan (the “Plan”). The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting, retaining, and motivating employees and non-employee directors. The Plan provides for the grant of restricted stock awards, restricted stock unit awards, qualified stock options and nonqualified stock options.

The total aggregate number of shares of common stock that may be issued under the Plan shall not exceed 287,000 shares, subject to adjustments as provided in the Plan. No eligible participant may be granted any awards for more than 100,000 shares in the aggregate in any calendar year, subject to adjustments in accordance with the Plan.

The Board of Directors first granted restricted stock awards to non-employee directors on March 11, 2022. Since that first award, the Board has granted additional awards to non-employee directors on January 5, 2023 and January 5, 2024. The Board also granted a restricted stock award to one employee officer on March 23, 2023. The restricted stock awards typically vest over a period of one-year, except for one grant made to our lead independent director on March 11, 2022, which vests ratably (20% per year) over five years following the grant date, and one grant made to our employee officer on March 23, 2023 which vests ratably (16.67% per year) over 6 years following the grant date. Dividend equivalents on restricted stock awards are accrued during the vesting period and paid in cash at the end of the vesting period, but are subject to forfeiture until the underlying shares become vested. The Company recognizes stock-based compensation costs for restricted stock awards based on the grant date fair value. The compensation costs are expensed over the vesting periods to each vesting date. Estimated forfeitures are included in the determination of compensation costs. No forfeitures are currently estimated.

A summary of the Company’s outstanding and unearned restricted stock awards is presented below:

		Weighted-Average
		Grant Date Fair
	Shares	Value Per Share
Restricted shares outstanding and unearned at January 1, 2023	15,000	$10.00
Shares granted during 2023	15,000	10.21
Shares earned during 2023	(7,000)	10.00
Restricted shares outstanding and unearned at June 30, 2023	23,000	10.14

Restricted shares outstanding and unearned at January 1, 2024	23,000	10.14
Shares granted during 2024	6,500	10.78
Shares earned during 2024	(2,000)	10.00
Shares earned during 2024	(7,917)	10.21
Restricted shares outstanding and unearned at June 30, 2024	19,583	$10.34

The Board of Directors first awarded qualified and nonqualified stock options on March 11, 2022. The Board later awarded additional stock options on March 23, 2023, August 15, 2023 and March 21, 2024. The options vest over various periods or performance objectives. The Company recognizes stock-based compensation costs for stock options based on the grant date fair value. The compensation costs are normally expensed over the actual or estimated vesting periods to each vesting date. Estimated forfeitures are included in the determination of compensation costs. No forfeitures are currently estimated.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

A summary of the Company’s outstanding and unearned option awards is presented below:

		Weighted-Average
		Grant Date Fair
	Shares	Value Per Share
Options outstanding and unearned at January 1, 2023	180,000	$10.00
Options granted during 2023	40,000	10.70
Options forfeited during 2023	(100,000)	10.00
Options earned during 2023	(20,000)	10.00
Options outstanding and unearned at June 30, 2023	100,000	10.28

Options outstanding and unearned at January 1, 2024	100,000	10.28
Options granted during 2024	4,500	10.70
Options forfeited during 2024	-	-
Options earned during 2024	(3,333)	10.70
Options earned during 2024	(10,000)	10.00
Options outstanding and unearned at June 30, 2024	91,167	$10.32

Note 14 – Other Comprehensive Income

The following tables summarize the net change in after-tax accumulated other comprehensive income for the six-months ending June 30, 2024 and 2023 and significant amounts reclassified out of accumulated other comprehensive income for the six-months ending June 30, 2024 and 2023.

	Unrealized		Accumulated other
	appreciation on	Defined	comprehensive
	investments, net	Benefit Plan	income (loss)

Balance at January 1, 2023	$(1,585,574)	$(1,224,641)	$(2,810,215)

Other Comprehensive income before reclassifications	94,836	-	94,836
Reclassifications from accumulated other comprehensive income	71,501	-	71,501

Balance at June 30, 2023	$(1,419,237)	$(1,224,641)	$(2,643,878)

Balance at January 1, 2024	$(815,764)	$(1,336,653)	$(2,152,417)

Other Comprehensive income before reclassifications	6,341	-	6,341
Reclassifications from accumulated other comprehensive income	35,683	-	35,683

Balance at June 30, 2024	$(773,740)	$(1,336,653)	$(2,110,393)

Note 15 – Related Parties

In 2019, the Company made an investment in Trustar Bank (“Trustar”), a newly formed financial institution. Certain members of the Board of Trustees of the Company maintain board of directors’, advisory director, and executive management positions at Trustar. Accordingly, Trustar is considered a related party. The carrying value, which approximated fair value, of the investment in Trustar was $258,982 and $246,122 on June 30, 2024 and December 31, 2023, respectively.

On August 29, 2022, the Company’s Finance and Investment Committee approved an investment commitment of $2,500,000 to Mutual Capital Investment Fund, LP (“MCIF”). The Company had a $2,012,717 unfunded commitment to MCIF as of June 30, 2024. MCIF is an investment fund that is focused on providing capital to mutual insurance companies in the U.S. property and casualty insurance segment. Jason Wolfe, a director of the Company, serves as the President and Chief Executive Officer of Mutual Capital Investment Advisors, LLC (“MCIA”), which serves as the investment adviser for MCIF.

Forge Group, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Note 16 – Treasury Stock

In August 2023, with the approval of the Board of Directors, the Company repurchased 6,768 of its outstanding shares of common stock in a single transaction at a price of $10.35 per share. The total cash used for this share repurchase was $70,393, inclusive of commissions and transaction processing fees of $344. Additionally, in December 2023, the Company’s Board of Directors approved a stock repurchase plan pursuant to which the Company may repurchase up to $1,000,000 of its outstanding shares of common stock. The stock repurchase plan covers the repurchase of shares of common stock commencing no earlier than January 1, 2024, and expiring December 31, 2024 (the “2024 Stock Repurchase Plan”).

Pursuant to its 2024 Stock Repurchase Plan, on February 27, 2024, the Company repurchased 16,000 of its outstanding shares of common stock in a single transaction at a price of $8.75 per share. The total cash used for this share repurchase was $140,806, inclusive of commissions and transaction processing fees of $806.

Note 17 – Commitments and Contingencies

Litigation

The Company is party to numerous claims, losses, and litigation matters that arise in the normal course of business for the Company’s wholly owned insurance subsidiary, FIC. Many of such claims, losses, or litigation matters involve claims under policies that the Company underwrites as an insurer. The Company believes that the resolution of these claims and any resulting losses will not have a material adverse effect on the Company’s financial condition, results of operations, or cash flows.

Note 18 – Income Taxes

The Company files a U.S. federal income tax return that includes the pass-through income or loss of majority owned direct and indirect subsidiaries. State tax returns are filed depending on applicable laws. The Company records adjustments related to prior years’ taxes during the period in which they are identified, generally when the tax returns are filed. The effect of these adjustments on the current and prior periods (during which the differences originated) is evaluated based upon quantitative and qualitative factors and are considered in relation to the consolidated financial statements taken as a whole for the respective years.

At June 30, 2024 and December 31, 2023, we had no unrecognized tax benefits, no accrued interest and penalties, and no significant uncertain tax positions. No interest and penalties were recognized during the six-month periods ended June 30, 2024 or 2023.

At December 31, 2023, the Company had net operating loss “NOL” carry forwards available for tax purposes of $12,019,903 that will begin to expire in 2037.

Generally, taxing authorities may examine the Company’s tax returns for the three years from the date of filing. The Company’s tax returns for the years ended December 31, 2021 through December 31, 2023 remain subject to examination.

Note 18 – Subsequent Events

The Company has evaluated events that occurred subsequent to June 30, 2024 through September 10, 2024, the date on which the unaudited consolidated financial statements were issued for matters that required disclosure or adjustment to these consolidated financial statements.

ITEM 4. EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Amended and Restated Articles of Incorporation of Forge Group, Inc.**
2.2	Bylaws of Forge Group, Inc.**
3.1	Amended and Restated Amalgamated Casualty Insurance Company Plan of Conversion from Mutual to Stock Form adopted February 3, 2021.**
3.2	Form of Stock Certificate of Forge Group, Inc.**
3.3	Statement with Respect to Shares for Series A 8.5% Cumulative Convertible Preferred Stock of Forge Group, Inc.**
4.1	Stock Order Form and Instructions**
6.1	Forge Group, Inc. 2021 Stock Incentive Plan**
6.2	Form of Non-Qualified Stock Option Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.3	Form of Qualified Stock Option Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.4	Form of Restricted Stock Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.5

Automobile Excess of Loss Reinsurance Contract dated June 1, 2020, between Amalgamated Casualty Insurance Company, Swiss Reinsurance America Corporation, Renaissance Reinsurance US, Inc. and Odyssey Reinsurance Company**

6.6	Forge Group, Inc. Employee Stock Ownership Plan**
6.7	Employment Agreement dated January 5, 2022, between Forge Group, Inc., Amalgamated Casualty Insurance Company and Patrick J. Bracewell**
6.8	Form of Restricted Stock Unit Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan.**
7.1	Stock Purchase Agreement dated April 7, 2021, between Amalgamated Specialty Group, Inc. and MCW Holdings, Inc.**
8.1	Form of Escrow Agreement among Griffin Financial Group, LLC, Amalgamated Casualty Insurance Company, Forge Group, Inc., and Computershare Trust Company, N.A.**

** Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter):                  Forge Group, Inc.

This report has been signed by the following persons in the capacities and on the dates indicated.

By:         /s/ Patrick J. Bracewell

Name: Patrick J. Bracewell

Title: Chief Executive Officer

(Principal Executive Officer)

(Date): September 16, 2024

By:         /s/ Stephanie E. Taylor

Name: Stephanie E. Taylor

Title: Vice President, Treasurer, and Chief Financial Officer

(Principal Financial Officer, Principal Accounting Officer)

(Date): September 16, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Patrick J. Bracewell Patrick J. Bracewell	Chairman, President and Chief Executive Officer, Director	September 16, 2024

/s/ Shaza L. Andersen Shaza L. Andersen	Director	September 16, 2024

/s/ Fred L. Brewer Fred L. Brewer	Director	September 16, 2024

/s/ Jason K. Wolfe Jason K. Wolfe	Director	September 16, 2024